SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary (Signature)*

Date 26 September 2005

* Print the name and title of the signing officer under his signature.

ANZ National Bank

June 2005 GDS

Discussion Pack

ANZ National Bank Limited

Underlying performance maintained

Item	Jun-05 (NZ$m)	Jun-04 (NZ$m)	Change (%)	Commentary

Net Interest Income	470	469	0	• NII flat due to growth in lending and deposit volumes offset by continuing decline in margins. Margin decrease driven by price competition, funding cost increase and unfavourable product mix

Other Operating Income	203	198	3	• Improved capital markets earnings (FX and trading) due to increased spot volatility; reasonable other income growth offset by implementation of ANZ Retail fee initiative.

Operating Expenses*	296	293	1	• Operating costs stable due to tight cost control

Provision for Doubtful Debts	31	38	-18	• Lower ELP charge, reflecting growth in mortgage lending and improved credit quality

Tax Expense	111	99	12	• Increase in effective tax rate due to non- assessable revenue recorded in June 2004 quarter, not repeated in June 2005.

NPAT*	235	237	-1	• Underlying result flat - excludes impact of goodwill and integration costs

*pre goodwill and integration costs

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Reconciliation to underlying result

	QUARTER To Jun-05	QUARTER TO Jun-04
	$m	$m
Headline profit after tax	169	192
Add back: Goodwill amortisation	45	40
Integration costs (post-tax)	21	5
Underlying profit after tax	235	237

Headline operating expenses	373	339
Add back: Goodwill amortisation	45	40
Integration costs	32	6
Underlying operating expenses	296	293

2

The business has achieved a strong strategic position

•     ANZ National holds strong positions in all core banking markets

•     Market share of customers is close to 40% across all major segments

•     No. 1 position in Rural banking (lending and deposits FUM)(1)

•     No. 1 position in the home lending and household deposits markets(2)

•     Highest main bank customer share(3)

•     No. 1 in the corporate(6) and Institutional(4) markets on key measures

•     The National brand is No.1 for customer service rating amongst major banks(5)

•     ANZ brand is at a 7 year high for service rating(5)

Market Share Segment

Share
Retail Banking
Customers(5)/ Deposits(2)	37%
Mortgages(2)	33%
Small Business Customer(6)	37%
Rural Banking(1)	41%
Corporate & Commercial(6)	41%
Institutional (estimated)	45%

Sources: (1). RBNZ C5 table and ANZN. (2). General Disclosure Statements and Key Information Summary for all major banks for quarter ending June 2005. (3). ACNielsen© Consumer Finance Monitor - share of main bank customer Q1 2005. (4). Peter Lee Associates Large Corporate and Institutional Relationship Banking 2005/ Foreign Exchange and Interest Rate Derivatives 2004; Insto; Basis Point (5). ACNielsen© Consumer Finance Monitor. Q105 (Customers rating overall service as Excellent or Very Good)(6). TNS Business Finance Monitor;

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The impact of our investment is reflected in our customer service ratings

Better Customer Experience

We have launched a number of new products in the last 12 months:

•      First Home Option product in the retail market (National Bank)

•      Streamlined Mortgage Settlement Services (National Bank)

•      Online call account (ANZ)

•      Low interest rate credit card (ANZ)

Between our two brands we have opened 7 new branches since June 2003

ANZ customer service ratings hit a 7 year high in the first quarter of 2005

The National Bank brand continues to lead the major banks in Customer Service

*Source: ACNielsen © Consumer Finance Monitor. Sample size is 2500 per quarter;  excludes ‘Don’t Know/Refused’ & ‘No Bank Accounts’

4

A focus on our customers has protected our customer base

•     The focus since acquisition has been on maintaining our  customer franchises and building the business.

•     The ANZ brand is clearly showing signs of a turnaround. Customer attrition has slowed by 65% over 2004.

•     The National Bank maintains its share of main bank customers.

•     We have retained our share in the competitive deposit market.

•     The ANZ on-line call account product has been a major success since launch in December 2004

*Source: ACNielsen© Consumer Finance Monitor. Sample size is 2500 per quarter;  excludes ‘Don’t Know/Refused’ & ‘No Bank Accounts’;  **Based on ANZNational SSR and RBNZ aggregate SSR for registered banks

5

A small loss of share in mortgages, but both brands improving

Mortgage market share and share of growth*

•      The gradual erosion of home loan market share has improved since integration

•      Alignment of our credit policies resulted in an improvement in our share of growth in September 2004.

* Share of growth based on share of increase in balances over past 12 months

6

In Institutional, we have strengthened our position following distraction of integration

•

•      #1 domestic lead bank share (45%)

•      #1 in Trade – share (48% lead bank) and satisfaction

•      #1 in FX  – share (51% lead dealer) and relationship

•      #1 in Interest Rate Derivatives –share (59% lead dealer) and relationship

•      #1 in cross sell of syndications and bond originations.

•      #2 Transactional Lead Bank (32%)

•      #1 NZ Mandated Arrangers Syndicated Loans – Basis Point, Jan to June 2005

•      #1 Public corporate domestic bonds Issuance- Insto, 1 Jan to 12 Aug 2005

•      Institutional Bank of the Year – 2005 Institute of Finance Professionals industry awards

Source: Peter Lee Associates Large Corporate and Institutional Relationship Banking 2005/ Foreign Exchange and Interest Rate Derivatives 2004; Insto; Basis Point

7

Improvement has been based on excellent customer relationships and improvements in relationship strength

Improved Relationship strength by 7% above 2004 ANZ score and 16% above NBNZ 2004 score.

Gains have been made without leading the market down on price.

Source: Peter Lee Associates Corporate and Institutional Relationship Banking 2005 Relationship Strength Index – based on a measure of all qualitative questions – from 0 = lowest to 1000 = highest

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Summary of forecasts – New Zealand (bank year)

New Zealand

	2003-04	2004-05	2005-06	2006-07
Real GDP	4.7	2.7	2.0	2.8
Unemployment (a)	3.8	3.6	4.5	4.5
Inflation	2.5	3.2	3.2	1.8
Housing credit (b)	16.6	14.6	10.0	8.4
Personal credit (b)	6.6	9.6	8.5	8.6
Business credit (b),(e)	9.8	16.1	10.9	8.6
90-day bills (c)	6.6	7.0	6.2	6.2
10-yr bonds (c)	6.2	6.0	6.0	6.3
NZ$/US$(d)	0.66	0.67	0.56	0.56
A$/NZ$(d)	1.07	1.11	1.16	1.22

*Please note that all data and forecasts are on a bank year (ie, ended 30 September) basis

(a)% of labour force, end September. (b) Year ended September quarter. (c) % per annum, end September.
(d) End September. (e) Includes rural lending

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The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4899   e-mail: higgins@anz.com

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ANZ NATIONAL BANK LIMITED GROUP

General Short Form Disclosure Statement

for the nine months ended 30 June 2005

Number 38 Issued August 2005

ANZ National Bank Limited

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL SHORT FORM DISCLOSURE STATEMENT for the nine months ended 30 June 2005

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ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURES

This Short Form Disclosure Statement has been issued in accordance with the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 2005 (‘the Order’).

In this Short Form Disclosure Statement unless the context otherwise requires:

a)     “Banking Group” means ANZ National Bank Limited and all its subsidiaries; and

b)    Any term or expression which is defined in, or in the manner prescribed by, the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 shall have the meaning given in or prescribed by that Order.

General Matters

The full name of the registered bank is ANZ National Bank Limited (‘the Bank’) and its address for service is Level 14, 215-229 Lambton Quay, PO Box 1492, Wellington, New Zealand.

The Bank was incorporated under the Companies Act 1955 by virtue of the ANZ Banking Group (New Zealand) Act 1979 on 23 October 1979, and was reregistered under the Companies Act 1993 on 13 June 1997. On 26 June 2004, The National Bank of New Zealand Limited amalgamated into ANZ Banking Group (New Zealand) Limited, and the Bank changed its name to ANZ National Bank Limited with effect from 28 June 2004.

The immediate parent company of the Bank is ANZ Holdings (New Zealand) Limited (incorporated in New Zealand). The immediate parent company is owned by ANZ Funds Pty Limited (incorporated in Australia) and Norway Funds Limited (incorporated in New Zealand), a wholly owned subsidiary of ANZ Funds Pty Limited.

The Ultimate Parent Bank is Australia and New Zealand Banking Group Limited, which is incorporated in Australia, and its address for service is 100 Queen Street, Melbourne, Australia.

The Bank is wholly owned by its immediate parent company and ultimately the Ultimate Parent Bank. The immediate parent company has the power under the Bank’s Constitution to appoint any person as a Director of the Bank either to fill a casual vacancy or as an additional Director or to remove any person from the office of Director, from time to time by giving written notice to the Bank. All appointments of Directors must be approved by the Reserve Bank of New Zealand.

Material Financial Support

In accordance with the requirements issued by the Australian Prudential Regulatory Authority pursuant to the Prudential Statements, Australia and New Zealand Banking Group Limited, as the Ultimate Parent Bank, may not provide material financial support to the Bank contrary to the following:

•      the Ultimate Parent Bank should not undertake any third party dealings with the prime purpose of supporting the business of the Bank;

•      the Ultimate Parent Bank should not hold unlimited exposures (should be limited as to specified time and amount) in the Bank (e.g. not provide a general guarantee covering any of the Bank’s obligations);

•      the Ultimate Parent Bank should not enter into cross default clauses whereby a default by the Bank on an obligation (whether financial or otherwise) is deemed to trigger a default of the Ultimate Parent Bank in its obligations;

•      the Board of the Ultimate Parent Bank in determining limits on acceptable levels of exposure to the Bank should have regard to:

•      the level of exposure that would be approved to third parties of broadly equivalent credit status. In this regard, prior consultation (and in cases approval) is required before entering exceptionally large exposures; and

•      the impact on the Ultimate Parent Bank’s capital and liquidity position and its ability to continue operating in the event of a failure by the Bank.

•      the level of exposure to the Bank not exceeding:

•      50% on an individual exposure basis; and

•      150% in aggregate (being exposures to all similar regulated entities related to the Ultimate Parent Bank)

of the Ultimate Parent Bank’s capital base.

Additionally, the Ultimate Parent Bank may not provide material financial support in breach of the Australian Banking Act (1959). This requires the Australian Prudential Regulatory Authority to exercise its powers and functions for the protection of a bank’s depositors and in the event of a bank becoming unable to meet its obligations or suspending payment the assets of the bank in Australia shall be available to meet that bank’s deposit liabilities in Australia in priority to all other liabilities of the bank.

The Ultimate Parent Bank has not provided material financial support to the Bank contrary to any of the above requirements.

Directorate

There have been no changes in the Bank’s Board of Directors since the publication date of the previous Disclosure Statement on 18 April 2005.

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ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CONDITIONS OF REGISTRATION

Conditions of Registration, applicable as at 8 August 2005. These Conditions of Registration have applied from 31 July 2005.

The registration of ANZ National Bank Limited (‘the Bank’) as a registered bank is subject to the following conditions:

1.     That the Banking Group complies with the following requirements at all times:

•      Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

•      Tier 1 capital of the Banking Group is not less than 4 percent of risk weighted exposures.

•      Capital of the Banking Group is not less than NZ $15 million.

That the Bank complies with the following requirements at all times:

•      Capital of the Bank is not less than 8 percent of risk weighted exposures.

•      Tier 1 capital of the Bank is not less than 4 percent of risk weighted exposures.

•      Capital of the Bank is not less than NZ $15 million.

For the purposes of this condition of registration, capital, Tier 1 capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled ‘Capital Adequacy Framework’ (BS2) dated March 2005.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005, the Bank must include all of the information relating to the capital position of both the Bank and the Banking Group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 2005 in respect of the relevant quarter.

2.     That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.     That the Banking Group’s insurance business is not greater than 1% of its total consolidated assets. For the purposes of this condition:

(i)    Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii)   In measuring the size of the Banking Group’s insurance business:

a)             Where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•              The total consolidated assets of the group headed by that entity;

•              Or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

b)            Otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

c)             The amounts measured in relation to parts a) and b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts a) and b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

d)            Where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.     That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit Rating	Connected exposure limit (% of the Banking Group’s Tier I capital)

AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baal and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled ‘Connected Exposure Policy’ (BS8) dated March 2005.

5.     That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.     That the board of the Bank contains at least two independent directors and that alternates for those directors, if any, are also independent. In this context an independent director (or alternate) is a director (or alternate) who is not an employee of the Bank, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of the Bank, or any other entity capable of controlling or significantly influencing the Bank.

7.     That the chairperson of the Bank’s board is not an employee of the Bank.

8.     That the Bank’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.     That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

10.   That none of the following actions may be taken except with the consent of the Reserve Bank:

(i)    Any transfer to another person or entity (other than the Bank or any member of the Banking Group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by the Bank (or any member of the Banking Group); and

3

(ii)   Any transfer or change by which all or a material part of the management, operational capacity or systems of the Bank (or any member of the Banking Group) is transferred to, or is to be performed by, another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iii)  Any action affecting, or other change in, the arrangements by which any function relating to any business carried on by the Bank (or any member of the Banking Group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iv)  Any action that prohibits, prevents or restricts the authority or ability of the board of the Bank or any statutory manager of the Bank (or the board of any member of the Banking Group or any statutory manager of any member of the Banking Group) to have unambiguous legal authority and practical ability to control and operate any business or activity of the Bank (or any member of the Banking Group).

11.   That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of the Bank unless:

(i)    The Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)   The Reserve Bank has advised that it has no objection to that appointment.

12.   (i)    That the management of the Bank by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of the Bank.

(ii)   That the employment contract of the chief executive officer of the Bank shall be with the Bank. The chief executive officer’s responsibilities shall be owed solely to the Bank and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of the Bank.

(iii)  That all staff employed by the Bank shall have their remuneration determined by (or under the delegated authority of) the chief executive officer of the Bank and be accountable (directly or indirectly) solely to the chief executive officer of the Bank.

13.   (i)    That no later than 31 December 2005 the Bank shall locate and continue to operate in New Zealand the whole of the Bank’s domestic system and the board of directors of the Bank will have unambiguous legal and practical ability to control the management and operation of the domestic system on a stand alone basis in, and resourced wholly within, New Zealand.

(ii)   That in respect of the international system the board of directors of the Bank will, no later than 30 June 2006, have unambiguous legal and practical ability to control the management and operation of the international system on a stand alone basis.

For the purposes of these conditions of registration, the term ‘Banking Group’ means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration, the term ‘domestic system’ means all property, assets and systems (including in particular (but without limitation) all management, administrative and information technology systems) owned, operated, or used, by the Bank supporting, relating to, or connected with:

(a)   the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)   the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)   any other functions, operations or business of, or carried on by, the Bank (now or at any time in the future) that are not included in, or form part of, the international system.

For the purposes of these conditions of registration the term ‘international system’ means those systems of the Bank generally having one or more of the following characteristics:

(a)   supports foreign currency accounts transactions;

(b)   supports cross-border trade, payments and other transactions;

(c)   supports businesses that operate in global markets;

(d)   supports accounts and transactions undertaken by institutions, corporates and banks;

(e)   used to manage large, volatile risk businesses which operate on a global basis;

(f)    used to service customers who conduct accounts and transactions with the Bank in multiple countries;

(g)   used by the non-Bank subsidiary companies.

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ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CREDIT RATING INFORMATION

The Bank has two current credit ratings, which are applicable to its long term senior unsecured obligations which are payable in New Zealand in New Zealand dollars. The credit ratings are:

Standard & Poor’s	AA-

Moody’s Investors Service	Aa3

The Standard & Poor’s revised rating was first issued on 11 September 1996. There have been no changes in the credit rating issued in the past two years ended 30 June 2005. The rating is not subject to any qualifications.

The Moody’s Investors Service rating was first issued on 31 July 2000. There have been no changes in the credit rating issued in the past two years ended 30 June 2005. The rating is not subject to any qualifications.

The following is a description of the major ratings categories by Ratings Agency:

Standard & Poor’s – Credit rating scale for long-term ratings:

Ratings scale	Description

AAA	Extremely strong capacity to pay interest and repay principal in a timely manner. Highest rating assigned.

AA	Very strong capacity to pay interest and repay principal in a timely manner. This differs from the highest rating only in a small degree.

A

Strong capacity to pay interest and repay principal in a timely manner, but may be more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated entities.

BBB

Adequate capacity to pay interest and repay principal in a timely manner, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet debt servicing commitments than higher rated entities.

BB

A degree of speculation exists with respect to the ability of an entity with this credit rating to pay interest and repay principal in a timely manner. Adverse business, financial, or economic conditions could impair the borrower’s capacity to meet debt service commitments in a timely manner.

B

Entities rated B are more vulnerable to adverse business, financial or economic conditions than entities in higher rating categories. Adverse business, financial or economic conditions will likely impair the borrower’s capacity or willingness to meet debt service commitments in a timely manner.

CCC

Entities rated CCC are currently vulnerable to default and are dependent on favourable business, financial and economic conditions to meet debt service commitments in a timely manner. In the event of adverse business, financial or economic conditions the entity is likely to default.

CC	Entities rated CC are currently highly vulnerable to non-payment of interest and principal.

C	Entities rated C have filed a bankruptcy petition or taken similar action, but payment of obligations are being continued.

D	D rated entities are in default. This is assigned when interest or principal payments are not made on the date due or when an insolvency petition or a request to appoint a receiver is filed.

Plus (+) or Minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

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Moody’s Investors Service - Credit rating scale for long term ratings:

Ratings scale	Description

Aaa

Judged to be of the best quality They carry the smallest degree of investment risk and are generally referred to as ‘gilt edged’. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualised are most unlikely to impair the fundamentally strong position of such issues.

Aa

Judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A

Possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Considered as medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterises bonds in this class.

B	Generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	These bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	These are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s Investors Service bond ratings, where specified, are applied to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year.

Moody’s Investors Service applies numerical modifiers 1, 2 and 3 in each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

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ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF FINANCIAL PERFORMANCE for the nine months ended 30 June 2005

			Consolidated
		Unaudited	Unaudited	Audited
		9 months to	9 months to	Year to
	Note	30/06/2005	30/06/2004	30/09/2004
		$m	$m	$m

Interest income		4,374	3,186	4,481

Interest expense		2,953	1,976	2,797

Net interest income		1,421	1,210	1,684

Net trading gains		93	83	119

Equity accounted earnings of associates		(1)	2	2

Other operating income		483	427	592

Net operating lease income		31	28	38

Net operating income		2,027	1,750	2,435

Operating expenses		1,089	892	1,265

Provision for doubtful debts	11	93	101	133

Operating surplus before tax		845	757	1,037

Tax expense	4	304	257	357

Operating surplus		541	500	680

The notes on pages 11 to 26 form part of and should be read in conjunction with these financial statements.

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ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF MOVEMENTS IN EQUITY for the nine months ended 30 June 2005

			Consolidated
		Unaudited	Unaudited	Audited
		9 months to	9 months to	Year to
	Note	30/06/2005	30/06/2004	30/09/2004
		$m	$m	$m

Operating surplus		541	500	680

Issue of ordinary shares	14	—	5,537	5,537

Interim dividend		(180)	—	(200)

Movement in equity for the period		361	6,037	6,017

Equity at beginning of the period		7,381	1,364	1,364

Equity at end of the period		7,742	7,401	7,381

The notes on pages 11 to 26 form part of and should be read in conjunction with these financial statements.

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ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF FINANCIAL POSITION as at 30 June 2005

			Consolidated
		Unaudited	Unaudited	Audited
	Note	30/06/2005	30/06/2004	30/09/2004
		$m	$m	$m

ASSETS

Liquid assets	5	1,832	1,595	1,473
Due from other financial institutions	6	4,420	3,816	2,930
Trading securities	7	626	2,035	680
Investment securities	8	1,607	1,204	1,402
Net loans and advances	9,10,11	66,300	59,463	60,391
Investment in associate companies		16	19	21
Income tax assets		359	383	406
Goodwill		3,242	3,427	3,381
Other assets		2,698	2,368	2,858
Premises and equipment		703	651	670

Total assets		81,803	74,961	74,212

LIABILITIES

Due to other financial institutions		2,421	1,957	1,372
Deposits and other borrowings	12	58,314	56,012	53,912
Income tax liabilities		114	210	227
Creditors and other liabilities		2,907	3,507	4,299
Provisions		141	154	140
Bonds and notes		6,079	1,627	2,747
Related party funding		2,616	2,854	2,777
Loan capital	13	1,469	1,239	1,357

Total liabilities		74,061	67,560	66,831

Net assets		7,742	7,401	7,381

EQUITY

Paid in share capital	14	5,943	5,943	5,943
Retained earnings		1,799	1,458	1,438

Total equity		7,742	7,401	7,381

The notes on pages 11 to 26 form part of and should be read in conjunction with these financial statements.

9

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CASH FLOWS for the nine months ended 30 June 2005

			Consolidated
		Unaudited	Unaudited	Audited
		9 months to	9 months to	Year to
	Note	30/06/2005	30/06/2004	30/09/2004
		$m	$m	$m

Gross cash inflow from operating activities		4,845	3,712	5,234
Gross cash outflow from operating activities		(3,873)	(2,815)	(4,110)

Net cash flow from operating activities	19	972	897	1,124

Gross cash inflow from investing activities		291	4,005	3,735
Gross cash outflow from investing activities		(8,268)	(7,844)	(9,059)

Net cash flow from investing activities		(7,977)	(3,839)	(5,324)

Gross cash inflow from financing activities		8,647	6,981	7,466
Gross cash outflow from financing activities		(2,041)	(2,429)	(3,070)

Net cash flow from financing activities		6,606	4,552	4,396

Net (decrease) increase in cash and cash equivalents		(399)	1,610	196
Opening cash and cash equivalents		2,855	2,659	2,659

Closing cash and cash equivalents		2,456	4,269	2,855

Reconciliation of closing cash and cash equivalents to the statement of financial position
Liquid assets		1,832	1,595	1,473
Due from other financial institutions - at call		574	1,893	1,110
Trading securities		626	2,035	680
Due to other financial institutions - at call		(576)	(1,254)	(408)

		2,456	4,269	2,855

The notes on pages 11 to 26 form part of and should be read in conjunction with these financial statements.

10

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

1.             ACCOUNTING POLICIES

(i)    Statutory base

These financial statements have been prepared in accordance with the Financial Reporting Standard No. 24 “Interim Financial Statements” (‘FRS 24’) and the Registered Bank Disclosure Statement (Off Quarter - New Zealand Incorporated Registered Banks) Order 2005. These financial statements should be read in conjunction with the consolidated financial statements for the year ended 30 September 2004.

(ii)   Measurement base

These financial statements have been prepared on a going concern basis in accordance with historical cost concepts, adjusted by the revaluation of certain assets.

(iii) Changes in accounting policies

There have been no changes in accounting policies since the publication date of the previous Disclosure Statement on 18 April 2005.

(iv)  Comparatives

To ensure consistency with the current period, comparative figures have been restated where appropriate.

(v)    Impact of acquisition of NBNZ Holdings Limited (‘NBNZ Group’)

The 30 September 2004 financial statements include the 10 month results of the NBNZ Group from the date of acquisition, 1 December 2003. The 30 June 2004 financial statements include the 7 month results of the NBNZ Group from the date of acquisition, 1 December 2003.

2.             RISK MANAGEMENT POLICIES

There has been no material change in the Banking Group’s policies for managing risk, or material exposures to any new types of risk since the publication date of the previous Disclosure Statement on 18 April 2005.

3.             ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Ultimate Parent Bank, Australia and New Zealand Banking Group Limited will be adopting the Australian equivalents to International Financial Reporting Standards for the reporting period commencing 1 October 2005. Hence, from this date, the Banking Group has elected to prepare financial statements using New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’) as issued by the International Accounting Standards Board and approved by the Accounting Standards Review Board. The Banking Group will report for the first time in compliance with NZ IFRS when the results for the three months ended 31 December 2005 are released.

The Banking Group is required to prepare an opening balance sheet in accordance with NZ IFRS as at 1 October 2004. Most accounting policy adjustments to retrospectively apply NZ IFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005. Comparatives are not required for NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts.

A Steering Committee is monitoring the adoption of NZ IFRS in accordance with the Banking Group’s implementation plan, in conjunction with the Ultimate Parent Bank’s implementation plan. This Committee has been following developments in NZ IFRS and the likely impact that these standards will have on our products and our customers, and on our own financial reports and accounting policies. Dedicated workstreams are responsible for evaluating the impact of a specific group of accounting changes. Each workstream has completed its technical evaluation phase and is progressing through the design, development and implementation phases for each workstream. The Banking Group is well progressed in ensuring compliance with NZ IFRS by 1 October 2005.

The following paragraphs describe the anticipated impact of the adoption of NZ IFRS. The work to finalise the impact is still continuing and the figures provided below are estimates only. The Banking Group may make adjustments to the selection and application of its NZ IFRS accounting policies to reflect changes in financial reporting requirements arising from new or revised standards or interpretations issued and approved by the Accounting Standards Review Board subsequent to the preparation of the Banking Group’s Disclosure Statement as at 30 June 2005.

Credit Loss Provisioning

Initial impact on retained earnings at 1 October 2005; Volatility in future earnings

NZ IFRS adopts an approach known as ‘incurred losses’ for credit loss provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimates of these impaired exposures are then discounted to their present value. As this discount unwinds, there is a resulting recognition of a reduced specific provision in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Exposures found not to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not yet identified. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

11

The current ‘economic loss provisioning’ charge to operating surplus will be replaced, on adoption of NZ IFRS, by a charge for specific provisions on impaired exposures, plus a charge for movements in the provision that is held for exposures that are being collectively assessed for impairment.

It is expected that the proposed changes will have an impact on the overall level of provisioning which the Banking Group holds against its credit exposures on initial adoption. Subsequent to initial adoption it is likely there will be more volatility in the level of impairment expense included in future earnings.

Fee Revenue

Initial impact on retained earnings at 1 October 2005 for yield adjusted fees and 1 October 2004 for other financial service fees; Increased deferral of fee income

Revised standards on accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield or over the period of service. Fees required to be treated as an adjustment to yield will be recognised in interest income rather than fee income. Certain fees relating to services performed that have previously been recognised in the statement of financial performance will be deferred as at 1 October 2004, and other fees, including loan establishment fees, will be deferred as at 1 October 2005. Whilst the amount of fees deferred is likely to be significant in both cases, it is not expected to result in a material annual impact on operating surplus. These fees will be amortised to income over the expected life of the loan or the period for which the service is provided.

The initial impact of financial service fees is expected to be a $10 million before tax reduction in retained earnings at 1 October 2004. The initial impact of yield adjusted fees on retained earnings at 1 October 2005 is yet to be fully ascertained.

Goodwill

Volatility in future earnings

The current Banking Group policy of amortising goodwill over the expected period of benefit will cease. Instead, goodwill will be subject to impairment testing annually, or more frequently if events or circumstances indicate that it might be impaired. This change in policy will result in increased volatility of future earnings where impairment losses may occur. This change in accounting policy will reduce expenses by approximately $182 million per annum.

Hedging

Initial impact on retained earnings at 1 October 2005; Volatility in future earnings; New assets/liabilities recognised

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Banking Group’s statement of financial position. NZ IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where certain effectiveness tests are met.

Ineffectiveness outside the prescribed effectiveness range precludes the use of hedge accounting and can result in significant volatility in the statement of financial performance. The Banking Group expects to use a mixture of fair value and cash flow hedging in respect of its interest rate risk hedges, which will create volatility in the statement of financial performance statement and equity reserve balances.

The hedging rules will impact the way the Banking Group accounts for hedges of its funding and for hedges of its interest rate exposures/gaps in its statement of financial position. Customer trading, where all derivatives are currently marked to market, will not be impacted by the hedging rules.

The initial impact of hedge accounting on retained earnings at 1 October 2005 is yet to be fully ascertained.

Post Employment Benefits

Initial reduction in retained earnings at 1 October 2004

The Banking Group does not currently recognise an asset or liability for the net actuarial position of the defined benefit superannuation schemes. On adoption of NZ IAS 19 Employee Benefits, the Banking Group will recognise the net position of each scheme on the statement of financial position.

As at 1 October 2004, the aggregate value of the Banking Group’s defined benefit schemes calculated in accordance with NZ IAS 19 reflected an overall deficit of approximately $60 million before tax. This initial adjustment will be made, retrospectively, against opening retained earnings as at 1 October 2004.

NZ IFRS permit three options for the recognition of actuarial gains and losses associated with defined benefit schemes where the gains and losses are either:

•      wholly recognised in the statement of financial performance;

•      wholly recognised in retained earnings; or

•      proportionately recognised in the statement of financial performance over the average service life of employees.

The Banking Group is likely to recognise actuarial gains and losses in retained earnings.

12

Taxation

Initial impact on retained earnings at 1 October 2004 – New assets/liabilities recognised

Under NZ IAS 12 Income Taxes, a ‘balance sheet’ approach will be adopted, replacing the ‘statement of financial performance’ approach currently used. This method recognises deferred tax balances when there is a difference between the carrying value of an asset (or liability) and its tax base.

The initial impact of the tax ‘balance sheet’ approach is yet to be fully ascertained.

Capital Measurement

The full implications for the Banking Group’s capital adequacy and prudential responsibilities are dependent on rules currently being developed by the Reserve Bank of New Zealand.

13

4.             TAX EXPENSE

	Consolidated
	Unaudited 30/06/2005	Unaudited 30/06/2004	Audited 30/09/2004
	$m	$m	$m

Tax expense on operating surplus	304	257	357

Effective tax rate	36.0%	33.9%	34.4%

5.             LIQUID ASSETS

Cash and short term funds	524	500	437
Money at call	1,279	1,032	1,001
Bills receivable and remittances in transit	29	63	35

Total liquid assets	1,832	1,595	1,473

Included within liquid assets is the following balance:
Securities purchased under agreements to resell	269	220	166

As at 30 June 2005, assets of $269 million were encumbered through repurchase agreements.

6.             DUE FROM OTHER FINANCIAL INSTITUTIONS

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	96	—	56
Due from other financial institutions	4,324	3,816	2,874

Total due from other financial institutions	4,420	3,816	2,930

Included within due from other financial institutions are the following balances:
Able to be withdrawn without prior notice	574	1,893	1,110
Term lending to financial institutions	3,264	1,747	1,335
Securities purchased under agreements to resell	582	176	485

As at 30 June 2005, assets of $582 million were encumbered through repurchase agreements.

7.             TRADING SECURITIES

Government, Local Body stock and bonds	258	1,167	417
Certificates of deposit	30	468	89
Promissory notes	315	349	121
Other	23	51	53

Total trading securities	626	2,035	680

As at 30 June 2005, assets of $227 million were encumbered through repurchase agreements
(30/06/2004 $812 million; 30/09/2004 $594 million).

14

8.             INVESTMENT SECURITIES

	Consolidated
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

Government, Local Body stock and bonds	1,246	759	978
Floating rate notes	305	342	322
Other	56	103	102

Total investment securities	1,607	1,204	1,402

Included within investment securities is the following balance:
Investments used to secure deposit obligations	217	220	220

As at 30 June 2005, no assets were encumbered through repurchase agreements
(30/06/2004 $155 million; 30/09/2004 $nil).

9.             NET LOANS AND ADVANCES

Overdrafts	1,743	1,693	1,731
Credit card outstandings	1,125	1,107	1,104
Term loans - housing	37,127	33,065	33,724
Term loans - non-housing	26,942	24,001	24,324
Hire purchase	465	560	553

Gross loans and advances	67,402	60,426	61,436

Provisions for doubtful debts (Note 11)	(677)	(618)	(633)
Unearned income	(425)	(345)	(412)

Total net loans and advances	66,300	59,463	60,391

Included within net loans and advances is the following related party balance:
ANZ Holdings (New Zealand) Limited (Parent Company)	156	214	118

The balance owing by the Parent Company is due within the next twelve months. Interest is received at variable bank rates.

10.          IMPAIRED ASSETS, PAST DUE ASSETS AND OTHER ASSETS UNDER ADMINISTRATION

On-balance sheet impaired and past due assets and other assets under administration

Non-accrual loans	161	116	123
Restructured items	18	—	—
Past due assets (90 day past due assets)	75	122	83
Other assets under administration	1	—	—

Total on-balance sheet impaired assets, past due assets and other assets under administration	255	238	206

Off-balance sheet impaired assets	3	—	—

15

11.          PROVISIONS FOR DOUBTFUL DEBTS

	Consolidated
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

General provision
Balance at beginning of the period	560	228	228
Fair value adjustment on acquisition of subsidiaries	—	247	247
Charge to operating surplus	93	101	133
Transfer to specific provision	(82)	(44)	(65)
Recoveries	16	13	17

Balance at end of the period	587	545	560

Specific provision (non-accrual loans)
Balance at beginning of the period	73	10	10
Specific provision acquired with subsidiaries	—	83	83
Fair value adjustment on acquisition of subsidiaries	—	(16)	(16)
Bad debts written off	(65)	(48)	(69)
Transfer from general provision	82	44	65

Balance at end of the period	90	73	73

Total provisions for doubtful debts	677	618	633

Total provisions for doubtful debts have been deducted from loans and advances.

12.          DEPOSITS AND OTHER BORROWINGS

Certificates of deposit	4,532	4,081	3,689
Term deposits	22,688	21,787	22,096
Demand deposits	20,600	18,651	18,256
Commercial paper	8,210	9,068	7,495
Secured debenture stock	2,084	2,225	2,176
Secured deposits	200	200	200

Total deposits and other borrowings	58,314	56,012	53,912

UDC Finance Limited secured debentures

Registered secured debenture stock is constituted and secured by trust deeds between certain companies within the UDC Group and independent trustees. The trust deeds create floating charges over all the assets, primarily loans and advances and operating lease assets, of those companies.

Commercial paper

Commercial paper issued by ANZ National (Int’l) Limited is guaranteed by the Bank.

16

13.          LOAN CAPITAL

	Consolidated
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

AUD 88,580,000 term subordinated floating rate loan	—	97	—
AUD 265,740,000 perpetual subordinated floating rate loan	290	292	285
AUD 207,450,000 term subordinated floating rate loan	226	—	222
AUD 186,100,000 term subordinated floating rate loan	203	—	—
NZD term subordinated fixed rate bonds	750	850	850

Total loan capital	1,469	1,239	1,357

Included within loan capital is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	719	389	507

AUD 88,580,000 loan

This loan was drawn down on 27 September 1996 and was repaid on 27 September 2004. All interest was payable half yearly in arrears based on BBSW + 0.45% p.a., with interest payments due 27 March and 27 September.

AUD 265,740,000 loan

This loan was drawn down on 27 September 1996 and has no fixed maturity. Interest is payable half yearly in arrears based on BBSW + 0.95% p.a., with interest payments due 15 March and 15 September.

AUD 207,450,000 loan

This loan was drawn down on 31 August 2004 and has an ultimate maturity date of 31 August 2014. The Bank may elect to repay the loan on 31 August each year commencing from 2009 through to 2014. All interest is payable half yearly in arrears, with interest payments due 28 February and 31 August. Interest is based on BBSW + 0.40% p.a. up to and including 31 August 2009 and increases to BBSW + 0.90% p.a. thereafter.

AUD 186,100,000 loan

This loan was drawn down on 19 April 2005 with an ultimate maturity date of 20 April 2015. The Bank may elect to repay the loan on 19 April each year commencing from 2010 through to 2015. All interest is payable half yearly in arrears, with interest payments due 19 April and 19 October. Interest is based on BBSW + 0.32% p.a. up to and including 19 April 2010 and increases to BBSW + 0.82% p.a. thereafter.

NZD term subordinated fixed rate bonds

The terms and conditions of these fixed rate and fixed term bonds are as follows:

New Zealand Exchange listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
23 July 2002	300	7.04%	23 July 2007	23 July 2012

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest swap rate plus 0.80% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 30 June 2005 these bonds carried an A+ rating by Standard & Poor’s.

The bonds are listed on the NZX. On 10 October 2002 the Market Surveillance Panel of the NZX granted the Bank a waiver from the requirements of Listing Rules 10.4 and 10.5. Rule 10.4 relates to the provision of preliminary announcements of half yearly and annual results to the NZX. Rule 10.5 relates to preparing and providing a copy of half yearly and annual reports to the NZX. The Bank has been granted a waiver from these rules on the conditions that the Bank’s quarterly General Disclosure Statement (‘GDS’) is available on the Bank’s website, at any branch and at the NZX; that bondholders are advised by letter that copies of the GDS are available at the above locations; that all bondholders are notified on an ongoing basis, by way of a sentence included on the notification of interest payments, that the latest GDS is available for review at the above locations; and that a copy of the GDS is sent to the NZX on an ongoing basis.

Non listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
15 March 2001	100	6.87%	18 April 2006	18 April 2011
15 March 2002	125	7.61%	16 April 2007	16 April 2012
15 July 2002	125	7.40%	17 September 2007	17 September 2012
20 February 2003	100	6.46%	20 August 2008	20 August 2013

	450

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest swap rate plus 1.00% p.a., apart from the 20 August 2013 bonds, which will continue to pay interest to maturity at the five year interest rate swap rate plus 0.97% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate. On 15 April 2005, the Bank redeemed NZD $100 million of term subordinated fixed rate debt.

As at 30 June 2005 these bonds carried an A+ rating by Standard & Poor’s.

Loan capital is subordinated in right of payment to the claims of depositors and all creditors of the Bank.

17

14.          PAID IN SHARE CAPITAL

	Consolidated/Parent
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

Paid in share capital
Balance at beginning of the period	5,943	406	406

Issue of ordinary shares	—	5,537	5,537

Balance at end of the period	5,943	5,943	5,943

Voting rights

At a meeting: on a show of hands or vote by voice every member who is present in person or by proxy or by representative shall have one vote. On a poll: every member who is present in person or by proxy or by representative shall have one vote for every share of which such member is the holder.

15.          INTEREST EARNING AND DISCOUNT BEARING ASSETS AND LIABILITIES

	Consolidated
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

Interest earning and discount bearing assets	74,810	68,476	66,838

Interest and discount bearing liabilities	67,492	60,346	59,058

16.          LEASE RENTAL COMMITMENTS

Future rentals in respect of operating leases not provided for in these financial statements are:

Premises and equipment
Due within one year	76	75	71
Due between one and two years	64	57	74
Due between two and five years	110	99	84
Due beyond five years	42	35	39

Total lease rental commitments	292	266	268

17.          CAPITAL EXPENDITURE COMMITMENTS

Capital expenditure not provided for in these financial statements:

Contractual commitments with certain drawdown due within one year	41	48	37

18

18.          CONTINGENT LIABILITIES, CREDIT RELATED COMMITMENTS AND MARKET RELATED CONTRACTS

		Consolidated
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

The estimated face or contract values are as follows:

Contingent liabilities
Financial guarantees	1,341	1,071	1,168
Standby letters of credit	276	223	215
Transaction related contingent items	308	309	276
Trade related contingent liabilities	203	238	200

Total contingent liabilities	2,128	1,841	1,859

Credit related commitments
Commitments with certain drawdown due within one year	1,350	1,301	1,269
Underwriting facilities	58	62	68
Commitments to provide financial services	16,721	14,404	14,684

Total credit related commitments	18,129	15,767	16,021

Foreign exchange, interest rate and equity contracts
Exchange rate contracts	51,296	59,333	55,832
Interest rate contracts	138,413	116,745	125,832
Equity contracts	39	39	39

Total foreign exchange, interest rate and equity contracts	189,748	176,117	181,703

Contingent tax liability

As previously disclosed, the New Zealand Inland Revenue Department (‘IRD’) is reviewing a number of structured finance transactions as part of an audit of the 2000 to 2003 tax years. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand.

The Bank has received Notices of Proposed Adjustment (the ‘Notices’) in respect of some of these transactions. The Notices are formal advice that the IRD is proposing to amend tax assessments. The Notices are not tax assessments and do not establish a tax liability but are the first step in a formal disputes process.

As expected, in March 2005, the IRD issued amended tax assessments as a follow up to the Notices in respect of two of these transactions for the 2000 tax year (prior to that tax year becoming statute-barred).

Based on the independent tax and legal advice obtained, the Bank is confident that the tax treatment it has adopted for these transactions and all similar transactions is correct.

The tax adjustments proposed so far by the IRD cover the 2000 to 2003 tax years and imply a maximum potential liability of $159 million ($205 million with interest tax effected).

The IRD is also investigating other transactions undertaken by the Banking Group which have been subject to the same tax treatment. Should the same position be taken by the IRD for all years on all these transactions, including those that the Notices cover, the maximum potential liability would be approximately $344 million ($411 million with interest tax effected) as at 30 June 2005.

Of the maximum potential tax liability in dispute, it has been estimated that approximately $99 million ($122 million with interest tax effected) is subject to indemnities given by Lloyds TSB Bank plc under the agreement by which the Bank acquired the NBNZ Group, and which relate to transactions undertaken by NBNZ Group before December 2003.

This leaves a net potential tax liability as at 30 June 2005 of $245 million ($289 million with interest tax effected).

The Bank has not entered into similar transactions for some time and many of those being reviewed have already matured. Legislative changes involve the remaining transactions being terminated during the current financial year.

Other contingent liabilities

The Commerce Commission is investigating the banking industry in relation to the disclosure of currency conversion fees on foreign currency credit and debit card transactions. The Bank has been charged under the Fair Trading Act 1986 in relation to ANZ and National Bank branded credit card products. Any potential liability cannot be reliably estimated due to uncertainty over the scope and outcome of the proceedings.

An actuarial valuation of The National Bank Staff Superannuation Fund at 1 April 2004, undertaken in October 2004, showed that the actuarial valuation of past service liabilities exceeds the value of the Fund’s assets by $6 million. This amount is not included as a liability within these financial statements. This deficit is being funded at the contribution rate recommended by the independent actuary, AON Consulting New Zealand Limited.

19

19.          NOTES TO THE STATEMENT OF CASH FLOWS

		Consolidated
	Unaudited	Unaudited	Audited
	30/06/2005	30/06/2004	30/09/2004
	$m	$m	$m

Reconciliation of operating surplus to net cash flow from operating activities

Operating surplus	541	500	680

Adjustments to operating surplus
Depreciation	91	92	121
Provision for doubtful debts	93	101	133
Amortisation of goodwill	136	105	151
Amortisation of premiums and discounts	92	(8)	2
Unrealised foreign exchange losses (gains)	29	(25)	(40)
Equity accounted earnings of associates	1	(2)	(2)
Gain on sale of associates	(5)	(1)	(1)
Gain on disposal of premises and equipment	(4)	(9)	(7)
Writedown of investment in associate	2	—	—
Devaluation of put option	2	3	5
(Increase) decrease in accrued interest income	(50)	29	(72)
Increase (decrease) in accrued interest expense	111	(30)	9
Increase in accrued commission and other income	(21)	(8)	(9)
Increase in accrued charges	16	3	6
(Decrease) increase in income tax liabilities	(113)	126	129
Decrease in income tax assets	47	44	40
Increase (decrease) in provisions	4	(23)	(21)

Net cash flow from operating activities	972	897	1,124

20.          MARKET RISK

	Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
Exposures to market risk	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter
	$m	$m	$m	$m	$m	$m

Aggregate foreign currency exposures	3.3	8.8	2.3	7.0	4.1	12.0

Aggregate foreign currency exposures as a percentage of equity	0.0%	0.1%	0.0%	0.1%	0.1%	0.2%

Aggregate interest rate exposures	135.5	150.8	148.1	155.3	157.7	164.3

Aggregate interest rate exposures as a percentage of equity	1.8%	1.9%	2.0%	2.1%	2.1%	2.2%

Aggregate equity exposures	0.6	0.6	1.0	1.0	0.7	1.0

Aggregate equity exposures as a percentage of equity	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Aggregate market risk exposures have been calculated in accordance with clause 1 (1) (a) of Schedule 8 of the Order. Aggregate foreign currency risk exposures have been calculated in accordance with clause 8 (a) of Schedule 9 of the Order. Aggregate interest risk exposures have been calculated in accordance with clause 1 (b) of Schedule 9 of the Order. Aggregate equity risk exposures have been calculated in accordance with clause 11 (a) of Schedule 9 of the Order. The peak end-of-day market risk exposures for the quarter are measured over equity as at the end of the quarter.

20

21.          SECURITISATION, FUNDS MANAGEMENT AND OTHER FIDUCIARY ACTIVITIES

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group is involved in providing banking services to customers who securitise assets.

Funds management

Certain subsidiaries of the Bank act as trustee and/or manager for a number of unit trusts and investment funds, including retirement funds. The Bank provides private banking services to a number of clients including investment advice and portfolio management. The Banking Group is not responsible for any decline in the performance of the underlying assets of the investors due to market forces.

The unit trusts are managed to ensure sufficient liquid assets are held to meet normal redemptions. Any decline in the value of the underlying assets of the unit trusts is reflected in the unit price, and ultimately borne by the investor. The Banking Group does not guarantee the managed fund products with respect to liquidity or asset values.

The ANZ Mortgage Trust holds mortgages under an equitable assignment with the Bank. The ANZ Mortgage Trust can at any time require the Bank to repurchase any mortgage. The Bank may also require repurchase in certain circumstances. The mortgages are included in these financial statements.

As funds under management are not owned by the Banking Group, they are not included in these financial statements. The Banking Group derives fee and commission income from the sale and management of superannuation bonds and superannuation plans, unit trusts, life insurance products, bonus bonds, investment funds and the provision of private bankings services to a number of clients.

Funding was provided to The National Bank Superannuation Bond to facilitate payments, including provisional tax payments. Details of funding provided to funds managed by the Banking Group are detailed below:

Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
Peak aggregate funding for the quarter		% of Group Tier I		% of Group Tier 1		% of Group Tier 1
provided to all activities	Amount	Capital	Amount	Capital	Amount	Capital
	$m		$m		$m

Retirement Plans	0.7	0.0%	1.0	0.0%	0.8	0.0%

Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
Peak aggregate funding for the quarter		% of securities		% of securities		% of securities
provided to individual activities	Amount	issued	Amount	issued	Amount	issued
	$m		$m		$m

The National Bank Superannuation Bond	0.7	2.9%	1.0	3.6%	0.8	3.2%

The peak end-of-day aggregate funding for the quarter to all activities and to individual activities is measured over Tier 1 Capital and the securities issued respectively as at the end of the quarter.

Custodial services

The Banking Group provides custodial services to customers in respect of assets that are beneficially owned by those customers.

Marketing and distribution of insurance products

The Banking Group markets and distributes insurance products underwritten by an affiliated insurance entity, ING Insurance (NZ) Limited and independent insurance product providers. On 1 April 2005, the rights and obligations of insurance policies issued by ANZ Life Assurance Company Limited’s New Zealand Branch, also an affiliated insurance entity were transferred to ING Insurance (NZ) Limited.

The Banking Group mitigates its exposure to implicit risk by meeting the RBNZ minimum separation requirements. In particular, the Banking Group discloses as required that it does not guarantee any issuer of insurance products nor the products issued, that the insurance policies do not represent deposits or other liabilities of the Banking Group, that the insurance policies are subject to investment risk, including possible loss of income and principal, and that the Banking Group does not guarantee the capital value or performance of the policies.

Any financial services provided by the Banking Group to securitisation, funds management and custodial services entities, discretionary private banking activities or issuers of marketed and distributed insurance products are made on an arm’s length basis and at fair value. Any assets purchased from such entities have been purchased on an arm’s length basis and at fair value.

21

22.          CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk to individual counterparties

The number of individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of limits:

Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
	Number of Counterparties		Number of Counterparties		Number of Counterparties
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter
10% to 20% of equity	2	3	1	2	3	3

As noted above, the number of individual counterparties disclosed within the various equity ranges is based on counterparty limits rather than actual exposures outstanding. No account is taken of security and/or guarantees which the Banking Group may hold in respect of the various counterparty limits.

The amount and percentage of quarter end and peak end-of-day credit exposures to individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, by credit rating:

	Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
		% of Total Credit		% of Total Credit		% of Total Credit
	Amount	Exposure	Amount	Exposure	Amount	Exposure
	$m		$m		$m

As at

Investment grade credit rating (Note 1)	1,700	100.0%	753	100.0%	3,335	100.0%

Peak for the quarter

Investment grade credit rating (Note 1)	2,509	100.0%	1,736	100.0%	3,367	100.0%

Concentrations of credit risk to bank counterparties

The number of bank counterparties or groups of closely related counterparties of which a bank is the parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of actual exposures:

	Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
	Number of Counterparties		Number of Counterparties		Number of Counterparties
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter
10% to 20% of equity	2	2	1	2	—	2
20% to 30% of equity	—	—	—	1	—	—

The amount and percentage of quarter end and peak end-of-day credit exposures to bank counterparties or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, by credit rating:

	Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
		% of Total Credit		% of Total Credit		% of Total Credit
	Amount	Exposure	Amount	Exposure	Amount	Exposure
	$m		$m		$m

As at

Investment grade credit rating (Note 1)	2,178	100.0%	825	100.0%	—	n/a

Peak for the quarter

Investment grade credit rating (Note 1)	2,178	100.0%	3,575	100.0%	1,899	100.0%

Note 1

An investment grade credit rating means a credit rating of BBB- or Baa3 or above, or its equivalent. In the case of a group of closely related counterparties, the credit rating applicable is that of the entity heading the group of closely related counterparties. The credit rating is applicable to an entity’s long term senior unsecured obligations payable in New Zealand, in New Zealand dollars, or to an entity’s long term senior unsecured foreign currency obligations.

22

Concentrations of credit risk to connected persons (Note 2)

	Consolidated
	Unaudited 30/06/2005		Unaudited 30/06/2004		Audited 30/09/2004
		% of Group		% of Group		% of Group
	Amount	Tier 1	Amount	Tier 1	Amount	Tier 1
	$m	Capital	$m	Capital	$m	Capital
Aggregate at end of period
Connected persons	745	16.6%	599	15.2%	675	16.9%
Non-bank connected persons (Note 3)	—	0.0%	—	0.0%	—	0.0%
Peak end-of-day for the quarter (Note 4)
Connected persons	1,378	30.6%	912	23.1%	977	24.4%
Non-bank connected persons	—	0.0%	—	0.0%	—	0.0%
Rating-contingent limit (Note 5)
Connected persons	n/a	70.0%	n/a	70.0%	n/a	70.0%
Non-bank connected persons	n/a	15.0%	n/a	15.0%	n/a	15.0%

The credit exposure concentrations disclosed for connected persons are on the basis of actual gross exposures and exclusive of exposures of a capital nature. The peak end-of-day credit exposures for the quarter to connected persons are measured over Tier 1 Capital as at the end of the quarter. There are no specific provisions provided against credit exposures to connected persons as at 30 June 2005 (30/06/2004 $nil; 30/09/2004 $nil).

Note 2

The Banking Group has amounts due from its Ultimate Parent Company and other entities within the Ultimate Parent Group arising from the ordinary course of its business. These balances arise primarily from deposits of surplus foreign currency and other foreign currency transactions.

Note 3

Non-bank connected persons exposures consist of loans to directors of the Bank. All loans were made in the ordinary course of business of the Bank, on an arm’s length basis and on normal commercial terms and conditions. There are no loans made to other directors of the Banking Group.

Note 4

The method of calculating the peak end-of-day disclosure above differs from that applied in determining the connected persons’ limit under the Bank’s Conditions of Registration. The peak end-of-day disclosure is measured against Tier 1 Capital at quarter end whereas the connected persons’ exposure under the Conditions of Registration is measured against Tier 1 Capital on a continuous basis. The Banking Group has complied with the limits on aggregate credit exposures (of a non-capital nature and net of specific provisions) to connected persons and non-bank connected persons, as set out in the Conditions of Registration, at all times during the quarter.

Note 5

Represents the maximum peak end-of-day aggregate credit exposures limit (exclusive of exposures of a capital nature and net of specific provisions) to all connected persons. This is based on the rating applicable to the Bank’s long term senior unsecured NZD obligations payable in New Zealand, in New Zealand dollars (refer page 5 for the credit rating). Within the overall limit a sub-limit of 15% of Tier 1 Capital applies to aggregate credit exposures (exclusive of exposures of a capital nature and net of specific provisions) to non-bank connected persons. No changes to the rating-contingent limit have occurred during the quarter.

23

23.          CAPITAL ADEQUACY

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
Capital Adequacy Ratios	30/06/2005	30/06/2004	30/09/2004	30/06/2005	30/06/2004	30/09/2004

Tier 1 Capital	8.1%	7.9%	7.9%	7.7%	7.6%	7.7%

Capital	10.7%	10.2%	10.5%	9.3%	9.9%	10.3%

Reserve Bank of New Zealand minimum ratios:

Tier 1 Capital	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

Capital	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%

The information contained in the table below has been derived in accordance with the Conditions of Registration imposed pursuant to section 74 (4) (b) of the Reserve Bank of New Zealand Act 1989 and the capital adequacy framework issued by the Reserve Bank of New Zealand.

For the purposes of calculating the capital adequacy ratios for the Parent Bank (“solo basis”), wholly owned and wholly funded subsidiaries of ANZ National Bank Limited are consolidated with the Bank. In this context, wholly funded by the Bank means that there are no liabilities (including off-balance sheet obligations) to anyone other than the Bank, the Department of Inland Revenue and trade creditors, where aggregate exposure to trade creditors does not exceed 5% of the subsidiary’s shareholders’ equity. Wholly owned by the Bank means that all equity issued by the subsidiary is held by the Bank.

Where there is a full, unconditional, irrevocable cross guarantee between a subsidiary and the Bank, the subsidiary may be consolidated with the Bank for the purposes of calculating the Bank’s solo capital position.

	Consolidated Unaudited 30/06/2005	Parent Unaudited 30/06/2005
	$m	$m
Tier 1 Capital
Paid in share capital	5,943	5,943
Revenue and similar reserves	1,258	939
Current period’s operating surplus	541	481

Less deduction from Tier 1 Capital
- Goodwill	3,242	3,231

Total Tier 1 Capital	4,500	4,132

Tier 2 Capital - Upper Level Tier 2 Capital
Perpetual subordinated debt	290	290

Tier 2 Capital - Lower Level Tier 2 Capital
Term subordinated debt	1,179	1,179

Total Tier 2 Capital	1,469	1,469

Tier 1 Capital Plus Tier 2 Capital	5,969	5,601

Less deductions from Total Capital
- Equity investments in subsidiaries	—	643
- Revaluation losses on security holdings	2	2

Capital	5,967	4,956

Total risk-weighted exposures
On-balance sheet exposures	52,416	50,045
Off-balance sheet exposures	3,327	3,272

	55,743	53,317

24

Total Risk Weighted Exposures of the Banking Group as at 30 June 2005 (Unaudited):

On-balance sheet exposures	Principal Amount	Risk Weight	Risk Weighted
	$m	%	$m

Cash and short term claims on Government	1,865	0	—
Long term claims on Government	177	10	18
Claims on banks	4,951	20	990
Claims on public sector entities	207	20	41
Residential mortgages	37,180	50	18,590
Other	32,777	100	32,777

Total on-balance sheet exposures	77,157		52,416

Off-balance sheet exposures	Principal Amount	Credit Conversion Factor	Credit Equivalent Amount	Average Risk Weight	Risk Weighted
	$m	%	$m	%	$m

Direct credit substitutes	1,617	100	1,617	45	723
Commitments with certain drawdown	1,391	100	1,391	63	874
Underwriting and sub-underwriting facilities	58	50	29	100	29
Transaction related contingent liabilities	308	50	154	100	154
Short term self liquidating trade related contingencies	203	20	41	93	38
Other commitments to provide financial services which have an original maturity of one year or more	1,233	50	617	100	617
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	15,488	0	—	100	—
Market related contracts (1)
- Foreign exchange	51,296		2,150	27	580
- Interest rate	138,413		1,102	28	309
- Equity contracts	39		13	20	3

Total off-balance sheet exposures	210,046		7,114		3,327

(1)  The credit equivalent amounts for market related contracts are calculated using the current exposure method.

25

Total Risk Weighted Exposures of the Parent Bank as at 30 June 2005 (Unaudited):

On-balance sheet exposures	Principal Amount	Risk Weight	Risk Weighted
	$m	%	$m

Cash and short term claims on Government	1,565	0	—
Long term claims on Government	177	10	18
Claims on banks	3,983	20	797
Claims on public sector entities	207	20	41
Residential mortgages	37,148	50	18,574
Other	30,615	100	30,615

Total on-balance sheet exposures	73,695		50,045

Off-balance sheet exposures	Principal Amount	Credit Conversion Factor	Credit Equivalent Amount	Average Risk Weight	Risk Weighted
	$m	%	$m	%	$m

Direct credit substitutes	1,617	100	1,617	45	723
Commitments with certain drawdown	1,359	100	1,359	62	842
Underwriting and sub-underwriting facilities	58	50	29	100	29
Transaction related contingent liabilities	308	50	154	100	154
Short term self liquidating trade related contingencies	191	20	38	93	35
Other commitments to provide financial services which have an original maturity of one year or more	1,233	50	617	100	617
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	15,098	0	—	100	—
Market related contracts (1)
- Foreign exchange	50,892		2,056	27	561
- Interest rate	137,399		1,100	28	308
- Equity contracts	39		13	20	3

Total off-balance sheet exposures	208,194		6,983		3,272

(1)  The credit equivalent amounts for market related contracts are calculated using the current exposure method.

24.          PARENT COMPANY

The parent company is ANZ Holdings (New Zealand) Limited which is incorporated in New Zealand. The Ultimate Parent Company is Australia and New Zealand Banking Group Limited which is incorporated in Australia.

The Ultimate Parent Company is required to hold minimum capital at least equal to that specified under the Basel framework. The capital adequacy ratios are:

	Unaudited	Unaudited	Audited
	31/03/2005	31/03/2004	30/09/2004

Tier 1 Capital	7.0%	7.0%	6.9%
Capital	10.3%	10.2%	10.4%

The Ultimate Parent Company meets those requirements imposed on it by its home supervisor as at 31 March 2005 whereby banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 percent.

25.          INSURANCE BUSINESS

The Banking Group conducts its own insurance business through its wholly owned subsidiary, NBNZ Life Insurance Limited (‘NBNZ Life’). The business activities of NBNZ Life comprise the provision of term insurance risk products through the National Bank’s distribution channels.

The total assets of NBNZ Life are $78 million, which is 0.10% of the total assets of the Banking Group at 30 June 2005 (30/06/2004 $75 million or 0.10%; 30/09/2004 $73 million or 0.10%). This complies with the Bank’s Conditions of Registration, which allows a maximum of 1% of the total consolidated assets of the Banking Group to be represented by insurance business assets.

The Banking Group manages the provision of its insurance business to the National Bank distribution channels through NBNZ Life which maintains a prudent reinsurance programme.

26

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

DIRECTORS’ STATEMENT for the nine months ended 30 June 2005

Directors’ Statement

As at the date on which this General Short Form Disclosure Statement is signed, after due enquiry, each Director believes that:

i.              The Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005;

ii.             The Short Form Disclosure Statement is not false or misleading.

Over the nine months ended 30 June 2005, after due enquiry, each Director believes that:

i.              ANZ National Bank Limited has complied with the Conditions of Registration;

ii.             Credit exposures to connected persons were not contrary to the interests of the Banking Group;

iii.            ANZ National Bank Limited had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This General Short Form Disclosure Statement is dated, and has been signed by all Directors of the Bank on, 8 August 2005. On that date, the Directors of the Bank were:

Dr R S Deane

Sir John Anderson, KBE

Dr R J Edgar

N M T Geary, CBE

J McFarlane, OBE

R A McLeod

P R Marriott

Sir Dryden Spring

27

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

INDEPENDENT REVIEW REPORT for the nine months ended 30 June 2005

Independent Review Report to the Directors of ANZ National Bank Limited

We have reviewed the interim financial statements, including supplementary information, for the nine months ended 30 June 2005 set out on pages 7 to 26.

The interim financial statements and supplementary information provide information about the past financial performance and financial position of ANZ National Bank Limited and its subsidiary companies (the ‘Banking Group’). This information is stated in accordance with the accounting policies set out on page 11 and in accordance with the accounting policies set out in the 31 March 2005 General Disclosure Statement.

Directors’ responsibilities

The Directors are responsible for the preparation of interim financial statements and supplementary information which gives a true and fair view of the financial position of the Banking Group as at 30 June 2005 and of the results of its operations and cash flows for the nine months ended on that date.

Auditors’ responsibilities

It is our responsibility to independently review the interim financial statements including supplementary information presented by the Directors and state whether anything has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Basis of statement

Our review has been conducted in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. A review is limited primarily to enquiries of Banking Group personnel and analytical review procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review nothing has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Our review was completed on 8 August 2005 and our statement is made as at that date.

/s/ KPMG

Wellington

28

ANZ National Bank Limited	Ground Floor
1-9 Victoria Street
P O Box 540, Wellington
New Zealand
Phone: 64 4 463 9400
Media Release	Fax: 64 4 494 4290

For Release: 31 August 2005

ANZ National Bank continues mortgage, deposit growth

ANZ National Bank today announced a profit of NZ$235m(1) for the June 2005 quarter, with strong operational performance impacted by the effects of price competition on margins.

The result reflects solid asset and deposit growth offset by reduced net interest margins from earlier intense price competition and the run-off of structured finance transactions. Integration costs were higher as ANZ National Bank commenced major systems implementation, which is progressing well.

June 2005 Quarter Performance Summary

•      Operating profit after tax, excluding goodwill amortisation and integration costs, of NZ$235 million in line with the June 2004 quarter ($237 million).

•      Cost-to-income ratio, excluding goodwill amortisation and integration costs, decreased to 43.7% from 43.9% in the June 2004 quarter.

•      Net loans and advances were up NZ$1,707 million (11% annualised) on the March 2005 quarter and up 11.3% for the June year.

•      Total customer deposits were up NZ$1,195 million (11% annualised) on the March 2005 quarter and up 6.3% for the June year.

•      Net interest margin was down 17 basis points to 2.56% compared with the June 2004 quarter, and down 7 basis points compared to the March quarter.

ANZ National Bank Chief Executive Sir John Anderson said: “In a difficult environment this is a credible performance in line with the sector.  We have continued to grow the business at the same time as finalising a complex integration program and investing in our business to position us for the future.

(1)   Pre goodwill and integration costs

2

“We have added almost 550 new staff in the nine months to 30 June – mostly in frontline roles in each of the brands.  We have opened seven new branches since we brought the two banks together; we have introduced new products such as ANZ’s Online Call Account and the National Bank’s FirstHome mortgage option for first home buyers, and we’ve given up revenue to make ANZ’s personal fee structure in New Zealand more competitive and sustainable,” Sir John said.

ANZ National Bank maintained its leading position among New Zealand banks with net loans and advances increasing 11.5% in the June year and by NZ$1,707 million (11% annualised) to NZ$66.3 billion in the June quarter.

Total mortgage growth was NZ$1,026 million for the June quarter - up from NZ$678 million in the June quarter 2004, and an increase of 12.3% over the last 12 months.  Customer deposits increased 6.3% in the June year, after significant growth of NZ$1,195 million (11% annualised) to NZ$45.4 billion in the June quarter.

Underlying costs, excluding goodwill and integration, at NZ$296 million for the quarter were flat against NZ$293 million in the June 2004 quarter, leaving the underlying cost-to-income ratio at 43.7%.

Sir John Anderson added: “With the focus on regulatory and integration issues now largely behind us, we are now well placed to take the businesses forward by leveraging our leading position and the strength of our two brands.  Customers are telling us they like what we are doing – The National Bank continues to enjoy the highest customer satisfaction of any of the major banks and ANZ’s customer satisfaction levels in the June quarter remained near seven-year highs.”

Earlier this month ANZ National Bank successfully completed the first stage of the domestic systems relocation and transferred its general ledger and related systems from Australia back to New Zealand and is on target to complete the integration of the business by 31 December 2005.

For media enquiries contact:	For analyst enquiries contact:

Cynthia Brophy	Stephen Higgins
General Manager Corporate Affairs	Head of Investor Relations
Tel: +64-4-802 2382 or +64-21-832 500	Tel: +61-3-9273 4185 or +61-417-379 170
Email: cynthia.brophy@anznational.co.nz	Email: higgins@anz.com

In Australia:

Paul Edwards
Head of Group Media Relations
Tel: +61-3-9273 6955 or +61-409-655 550 Email: paul.edwards@anz.com

3

APPENDIX – KEY CALCULATIONS

	QUARTER TO	QUARTER TO
	JUN-05	JUN-04
	$m	$m

Headline profit after tax	169	192
Add back: Goodwill amortisation	45	40
Integration costs (post-tax)	21	5
Underlying profit after tax	235	237

Headline operating expenses	373	339
Add back: Goodwill amortisation	45	40
Integration costs	32	6
Underlying operating expenses	296	293

Appendix 3D
Changes relating to buy-back

Rule 3.8A

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity			ABN
Australia and New Zealand Banking Group Limited			11 005 357 522

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	23 December 2004

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

On-market buy-back

2	Name of broker who will act on the company’s behalf

3	Deleted 30/9/2001.

4	If the company intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a
percentage. The reference to a maximum number is to
the total number including shares already bought back
and shares remaining to be bought back. If the total
has not changed, the item does not need to be
completed.

+ See chapter 19 for defined terms.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	30 September 2005	30 March 2006

7	If the company intends to buy back shares if conditions are met - those conditions

All buy-backs

8	Any other change

9	Reason for change	Extend the time period of the current on-market buyback period

+ See chapter 19 for defined terms.

10	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	Date: 14 September 2005
Group General Counsel & Company Secretary

Print name:	Tim L’Estrange

+ See chapter 19 for defined terms.

ANZ STRATEGY DAY

7 SEPTEMBER 2005

AGENDA

Level 34, 100 Queen Street, Melbourne

10:00 am	Welcome	Stephen Higgins	Head of Investor Relations

10:05 – 10:30	Group Overview (no Q&A)	John McFarlane	Chief Executive Officer

10:30 – 11:00	Corporate (inc Q&A)	Graham Hodges	Group Managing Director, Corporate

11:00 – 11:20	Esanda (inc Q&A)	Elizabeth Proust	Managing Director, Esanda

11:20 – 11:30	Break – Tea/Coffee

11:30 – 12:15	Institutional (inc Q&A)	Steve Targett	Group Managing Director, Institutional

12:15 – 13:00	Personal (inc Q&A)	Brian Hartzer	Group Managing Director, Personal Banking

13:00 – 13:15	Q&A	John McFarlane & Peter Marriott	Chief Executive Officer & Chief Financial Officer

13:15 – 14:00	Light Lunch/Information Booths	During lunch senior management and staff will be on hand to answer additional queries and demonstrate various business initiatives

2

ANZ is positioned with a track record to become Australasia’s leading, most-respected and fastest-growing major bank

•                       Strengthened strategic position:

Now #2 by number of personal customers across Australia/NZ

80% relative market capitalisation to leaders

Only Australian bank with experience and tangible presence in Asia

•                       Highest personal customer satisfaction of major banks

4 percentage points higher than nearest competitor

•                       Highest staff engagement of major Australian companies

10 percentage points higher than industry average

•                       One of the most efficient banks in the world

45% cost income ratio, moving to low 40’s

•                       Low risk profile

ELP 25bp, strongly-capitalised, well-reserved

•                       Shareholder-driven

21% CAGR in TSR over 7 years

•                       Earned the trust of the community

100% for community management practice on Corporate Responsibility Index

We changed the face of ANZ through stable leadership and consistent agenda

Narrowed focus to Australia, New Zealand, Asia-Pacific

Repositioned portfolio to be sustainable and low-risk

Implemented unique specialist business strategic approach

Took 20 points of the cost-income ratio across 6 years

Halved the expected credit loss rate

Invested for future growth in attractive segments

Increased customer and community satisfaction

Built unique performance and results culture

Now inherently domestic…..

Increasing market share across our Personal and Corporate businesses;

(1) - Based on share of main bank relationships

In our domestic markets, we are now the 2nd largest bank by number of customers

Dominant in NZ

Progress in Asia-Pacific

Best-regarded major bank for retail customers

Customer Satisfaction with Main Financial Institution*

* Source: Roy Morgan Research – Main Financial Institution 6 monthly moving average

Highest staff engagement of major Australian companies

Satisfaction measures no longer sufficient	Moved to staff engagement, which has higher
correlation with shareholder value

Note: Average Total Share Holder Returns (TSR) 1999-02 avg
Source: Hewitt Associates, August 2005

A leader in corporate responsibility

•                  100% for community management practice on Corporate Responsibility Index

•                  “Community Involvement” No.2 value evident in ANZ’s culture according to our staff (Customer Focus was number 1)

•                  Ranked in the top 10% of banks globally on the Dow Jones Sustainability Index

•                  Member of FTSE4Good Global Index

•                  A+ on Reputex Social Responsibility ratings

Overall Image*

* Wallace Associates, Base: Total Metro Population 18+ (2M: Wtd MFI)

One of the most efficient banks in the world

Cost to Income Ratio For Top 100 Banks

Low risk

Non Accrual Loans as % of Total Advances (excl mortgages)

ANZ’s strategic priorities

Maintain narrow geographic focus

•                  Build a stronger strategic presence in Australia

•                  Defend leadership in NZ, invest in underweight segments, and secure the benefits from integration

•                  Expand selectively in emerging Asia – Pacific markets

Actively manage portfolio of specialist businesses

Invest in rapidly growing segments to create revenue growth of 7-9% per annum

Embrace an aggressive internal transformation agenda to lower cost-income to low 40s

Growth - Increase revenue growth to 7-9% per annum

Continue to invest in faster growth segments

•                  Leverage high natural growth in Personal Banking

•                  Consolidate strong position in Institutional and invest in faster growth Investment Banking segments

•                  Build on strong Corporate position and leverage into relationship Business and Small Business Banking

•                  Build on rapid momentum in Private Banking

•                  Build a more strategic position in Wealth Management and Insurance over the medium term

Increase costs, but grow revenues faster than costs

Transformation – Lean, agile, sharp, externally-focused

•  Target low-40s cost-income ratio

•  Realise benefits from New Zealand integration

•  Reallocate resources to customers and markets

•  Non-customer overhead reduction program

•  Create new integrated global operations specialisation

•  New simplified technology architecture

•  More decisive, with radical improvement in speed to market

•  Leverage ANZ’s unique performance culture and values

Where our growth will come from

Systematic approach to growing revenues by 7-9%

Defend Clients	Defend existing clients to reduce natural customer attrition

New Waves	Position in next growth wave segments

Growth Markets	Build share where the pie is growing, rather than in stable markets

Adjacent Markets	Attack adjacent markets by leveraging tried and tested capabilities

Selective Acquisitions	Acquire selectively where value-enhancing and timing is right

Geographic discipline – the markets we operate in remain attractive

5 year projected growth in Nominal GDP*

In emerging markets, improving productivity the key driver

* Source – estimates by economics@anz

# - East Asia ex Japan, Singapore, HK, China

Domestically, population growth is key – focus on growth corridors

Invest in high growth priority areas, improve return from low growth areas or de-emphasise

Australia & New Zealand

ANZ Position

Continue focus on costs and grow revenues

Bain research on 150 global banks

Total Shareholder Return (TSR) premium over country index

Note: TSP premium (TSRp) over country index = 4yr bank TSR CAGR – 4 yr country (MSCI) index TSR CAGR; NLP is net loan provisions

Source: Bain & Company

Specialisation has created strong accountability

• Pursue a focused growth agenda:
• focus systematically on sources of revenue growth
• build a portfolio of growth options
• greater management discipline on revenue

• Focus on growing businesses:
• where we have a genuine sustainable advantage
• aim for long-term market leadership

• Commitment to superior customer value:
• know explicitly why our customers should deal with us - redefine the proposition until we can
• Maintain cost and risk discipline to improve risk adjusted return

ANZ presentation 2003

Reorienting priorities and resources from internally focused activities…

Regulatory/governance requirements	These issues largely behind us
• SOX – cost ~$33m
• Basel II – cost ~$60m
• IFRS – cost ~$20m
• FSRA – cost ~$20m
• RBNZ – synergies foregone NZ$40m-50m

Internal Issues
• De-risking program in Institutional
• Phase 1 – non-core lending - estimated 2004 NPAT foregone ~$60m
• Phase 2 – “structured transactions” - ~$80m NPAT foregone

• NBNZ integration – distracting, total cost NZ$220m+

A radical improvement in agility

Respond rapidly to competitive opportunities and threats

February 2005 – response to competitor’s Zero Rate Balance Transfer threat

How we responded so promptly

•                  Anticipated the competitive threat and had a response ready to roll out, having completed test campaigns and detailed customer research

Achieving a low 40’s Cost Income Ratio

No magic bullet - good execution across a range of initiatives

•  Technology simplification

•  Head office & overhead reduction

•  Leverage NZ integration

•  Centralisation of common operational activities

•  Key process re-engineering

•  Leverage low-cost offshore capability

But – customer roles protected, continue to invest in front line

Summary

ANZ is positioned to become Australasia’s leading most respected and fastest-growing major bank

We have radically changed the face of ANZ over past few years to give strong foundation for the future

Achieved through stable leadership and consistent agenda

Good momentum in key business segments

Two priorities going forward

•  Growth - Position for 7-9% revenue growth

•  Transformation – Lean, agile, sharp, externally focused

Appendix

The face of ANZ has changed....

Delivering consistently for shareholders

Total Shareholder Return

Total shareholder return since 1998

21% CAGR

Our community investment strategy is leading practice

Increasing the financial literacy and inclusion of adult Australians, particularly the most vulnerable

MoneyMinded

•                  Financial education program for adults facing financial difficulty.

•                  Delivered by community partners and financial councillors Australia-wide.

•                  More than 250 facilitators trained to deliver the program to date.

•                  More than 2,000 consumers have participated so far. Our aim is to reach 100,000 consumers over the next five years.

Saver Plus

•                  Matched savings and financial literacy program helping low income families improve financial knowledge and build a long term savings habit..

•                  Money saved directed towards children’s education costs.

•                  ANZ provided $481,000 in matched savings to 257 participants in 2004.

•                  A further 453 families are participating in the program in 2005.

Financial Inclusion

•                  ANZ and the Aus Govt launched MoneyBusiness – a program to build the money skills and confidence of Indigenous Australians.

•                  We will contribute $1m over three years to adapt Money Minded for Indigenous communities; introduce SaverPlus to reach 300 Indigenous families; and work with the Govt to develop a national strategy for delivery of MoneyBusiness by May 2006.

Opportunities for our people to engage with their local communities and support causes that are important to them

ANZ Volunteers

•                  8 hours paid volunteer leave for staff.

•                  600 staff in Australia gave 4,200+ volunteer hours to Tsunami relief efforts.

•                  34,000 hours donated since 2001.

•                  18,777 volunteer hours completed to date in 2005. On track to achieve target of 20,000 volunteer hours in 2005.

Community Giving

•                  Our workplace giving program, supporting more than 20 community organisations selected to reflect the causes that are important to our staff.

•                  24% of Australian have staff contributed to our Community Giving program so far in 2005.

•                  $1m in staff donations and ANZ matched funds contributed to Tsunami relief efforts.

ANZ Community Fund

•                  Empowering branch staff with resources to fund community projects in their local markets.

•                  ‘Grass roots’ business and community partnerships.

•                  Branches gave $330,000 to 151 local initiatives in 2004.

•                  2005 target is to give $350,000.

•                  Australian leader in Community Management Practice and Performance and Impact on 2004 Corporate Responsibility Index

•                  2004 Prime Minister’s Award for Excellence in Community Business Partnerships for our Saver Plus program

•                  “Community Involvement” recognised in survey of 4000+ staff as No.2 value evident in ANZ’s culture in 2004/2005 (Customer Focus was number 1)

Our people strategy has created the most engaged workforce of the major banks

Building a vibrant, energetic and high-performing culture, where ANZ’s values guide our actions and decisions

Cultural Transformation

•                  5 year focus on cultural transformation and values-based decision making. 20,000+ staff have participated in Breakout workshops. Target to reach 7,000 frontline staff by end of 2006.

•                  Staff satisfaction up from 50% in 2000 to 85% in 2004 across 32,000 staff.

•                  Staff engagement at 63% ahead of major bank peers and participating large companies (ASX Top 20).

•                  In 2004/5, staff cited the most visible cultural values as “customer focus” and “community involvement”.

•                  Performance management and rewards aligned with outcomes and behaviours.

Attracting and Nurturing Talent

•                  Attractive benefits including flexible pay options for all staff, share ownership, PCs@home, discounted medical insurance and ANZ products and services.

•                  Development plans for all staff. Innovative programs to identify, nurture and fast-track high potential people from graduates through to senior executives.

•                  Added 3,000 mostly customer-facing staff in the past 12 months.

•                  Largest graduate recruitment intake of publicly-listed companies.

•                  Over 280,000 courses completed in 2004  through e-train, our advanced end-to-end online learning system.

Flexibility for a diverse workforce

•                  12 weeks paid parental leave, with no minimum service requirement.

•                  Guaranteed part-time employment for staff over 55, and a Career Extensions program offering flexible options for mature-aged staff.

•                  Partnership with ABC Learning Centres offering childcare services, with five centres open around Australia

•                  Flexible leave options including lifestyle leave which enables staff to take up to an additional four weeks’ leave for any purpose and career breaks of up to five years.

Employee Well-being

•                  Upgraded occupational health and safety policy and system.

•                  Ongoing facilities improvement programs including $130 million branch refurbishment and upgrade, particularly in NSW.

•                  Lost time injury frequency rate continues to decrease and is best amongst our peer group.

•                  Free, comprehensive health checks for all staff and on-line health information service.

•                  Free employee assistance counselling services.

•                  Extensive financial literacy program for staff, including financial fitness sessions rolled out to 5000 staff Australia-wide.

•                  Equal Opportunity for Women in the Workplace (EOWA) – recognised as employer of choice for women February 2005

•                  Diversity@work Australia – major award for commitment to age diversity in the workplace September 2004

•                  Australian Government – Highly commended in National Work and Family Awards May 2004

We are integrating environmental and social considerations into our business practices

Demonstrating business leadership by integrating environmental and social considerations into our business practices, decisions & behaviors

Institutional & Corporate Sustainability

•     An environmental and social issues screen of clients and transactions is being rolled out across Institutional. This allows key risks to be identified and addressed in the credit process.

•     Formal internal engagement established to oversee more effective integration of environmental and social considerations in lending policies and decision-making principles and frameworks.

•     A program to build broad staff awareness and understanding of the business rationale for environmental and social issues screening is being developed and implemented.

Operational Environmental Footprint

•     Programs and targets in place to reduce the impact of our operations on the environment. These focus on:

•     Reducing electricity consumption by 10% compared to 2003.

•     Reducing office paper consumption by 5% compared to 2004.

•     Increasing recycling and reducing waste to landfill by more than 10% compared to 2004.

•     Enhancing our existing procurement policies and practices to address environmental risks and opportunities in our supply chain.

•     New Group Environment Charter setting higher performance standards introduced in July 05.

New Products and Services

•     Updated Environment Charter commits ANZ to provide new products and services designed to help our customers and clients improve their environmental performance.

•     A pilot to assess the market for a ‘green’ mortgage offering has been undertaken in association with not-for-profit organisation easybeinggreen.

•     ANZ Markets has established trading capability for Renewable Energy Certificates and is the first bank to be transacting Gas Abatement Certificates.

•     ANZ has joined a number of consortia (with BP Solar) and submitted expressions of interest to the Australian Government’s Solar Cities Program (subsidies and grants).

•                  ANZ is a signatory to the UNEP Finance Initiative Statement and participates in a number of its local work programs coordinated by the Victoria EPA.

Summary of forecasts – Australia (bank year)

	2005	2006	2007
GDP	2.1	3.2	3.4
Inflation	2.6	3.0	2.1
Unemployment (Sep)	5.1	5.3	5.5
Cash rate (Sep)	5.50	5.75	5.75
10 year bonds (Sep)	5.4	5.1	5.1
$A/$US (Sep)	0.71	0.65	0.65
Credit	13.6	11.6	10.7
- Housing	15.2	13.8	12.8
- Business	11.0	9.6	8.6
- Other	14.0	7.0	6.0

Summary of forecasts – New Zealand (bank year)

	2005	2006	2007
GDP	2.8	1.7	2.5
Inflation	3.3	3.2	1.8
Unemployment	3.6	4.5	4.5
Cash rate	6.75	6.00	6.00
10 year bonds	6.0	6.0	6.0
$NZ/$US	0.72	0.61	0.57
Credit	15.4	9.2	7.4
- Housing	15.6	10.0	8.2
- Business	18.5	8.3	6.2
- Other	7.9	7.4	7.2

Corporate Division overview

Corporate Banking

•                  Ranges from relationship banking to sophisticated financial solutions

•                  Turnover between A$10m – A$150m

•                  ~ 3000 customers

Business Banking

•                  Traditional relationship banking

•                  A$50k business FUM to ~A$10m turnover

•                  ~ 38,000 customers

Small Business Banking

•                  Predominately branch banking

•                  Customers with business FUM less than A$50k

•                  ~ 170,000 customers

Contribution to Group Cash NPAT*

*excl. significant items and incremental integration costs

We have a successful track record of low risk growth

•                  Previous NPAT commitments

1.               In 2001 15% NPAT CAGR in Business Banking to 2004

2.               In 2003 double digit earnings growth for segment to 2005

•                  Increased revenue per FTE whilst growing footprint

•                  Invested significantly and maintained a low 30’s Cost to Income ratio

•                  Staff satisfaction increased from 30% to 88% in BB; from 69% to 92% in CB

•                  Built leading customer propositions in Corporate and Business Banking

Strong NPAT growth – delivering on our promises

Increasing revenue per FTE whilst aggressively growing footprint#…

# Business Banking

Good market conditions : Significant opportunity…

Solid Business Credit Growth Forecast* (% annual change)

Strong opportunity to grow underweight positions
Corporate Debt Service Ratios at historically low levels*	Segment	Market Size (# customers)	ANZ Share (% of customers	Focus
(interest expense to gross income)
	Corporate	~ 15k	low 20’s	Grow

	Business Banking	~ 300k	~ 14	Grow

	Small Business Banking	~ 1.2m	~ 14	Grow

Source - *ANZ Economics

 **number of customers

…and meeting the challenges

•                  Emergence of new players

•                  Commoditization of the credit product

•                  Margin pressure challenge to existing relationship models

•                  Threat to ‘security based’ lending

•                  Business ownership (generational change; growth of self employed)

Business responses

•      Best, most engaged business bankers

•      Disciplined customer segmentation

•      Industry specialisation and specialist customer solutions

•      Innovative product offers

•      ‘Best in class’ platforms, channels, processes

•      Strength of leadership team and proven ability to execute

ANZ is well positioned in core markets

•                  Our customers least likely to switch of all major Business Banking banks

•                  Strong credit quality across portfolios

•                  Continued opportunity to increase footprint and share

Leading customer satisfaction…*

…driving lowest likelihood to switch Business Banks*

*Source – TNS Business Finance Monitor

We have a clear growth agenda with synergies across the businesses

Strategy	Corporate Banking	Business Banking	Small Business Banking
Wall St to Main St
Footprint Expansion
Industry/Product Specialisation
Deepen Share of Wallet
Brokers as upside option
Process Simplification

The strategy is working

Wall Street to Main Street

•                  Significant increase in WSTMS transactions

•                  ANZ is now doing the greatest number of Private Equity deals in Aust – 10 forecast in 2H05

Small Business Banking

•                  Significant investment in frontline FTE, process simplification, customer campaigns

•                  Promising growth in loan draw-downs and referrals (in a predominately deposit business)

•                  Highest customer satisfaction of the major banks

WSTSM deal flow significantly increasing

Increased focus and investment driving SBB business lending

Summary

Growth	• Not a new journey, our team and track record are strong • Fundamentally, its about deepening existing relationships and winning new customers • Goal: Double digit earnings growth to 2008

Transformation

•                  Strength of customer propositions driving market success (satisfaction, share, advocacy)

•                  Mid 30’s cost to income and disciplined execution enabling franchise investment

•                  Lifting focus on execution and leadership bar across the board

•                  Continued focus on leading risk capabilities

•                  Goal: Above system growth

Appendix

Divisional Overview

Division /	Managing	1H05 Annualised
Business	Director	NPAT	Key Products/Markets

Corporate	Graham Hodges	A$370m	• Corporate, Business and Small Business Banking Australia

Corporate Banking	Neil Shilbury	A$134m	• Turnover between A$10m – A$150m
• Traditional banking to sophisticated financial solutions
• ~ 3000 customers

Business Banking	James Flintoft	A$184m	• A$50k Business FUM to ~A$10m turnover
• Traditional relationship management
• ~ 38,000 customers

Small Business Banking	Rob Goudswaard	A$52m	• Customers with business FUM less than A$50k
• Strong reliance on branch network
• ~ 170,000 customers

Business Unit priorities

CORPORATE BANKING

Key Priorities

•              Maintain profit momentum

•              Increased focus on winning new customers and execution of ‘Wall St’ strategy

•              Improving people strength in key front-line roles

•              Keeping a strong focus on risk management & compliance

BUSINESS BANKING

Key Priorities

•              Heightened focus on winning new customers (sales capability, channels to market, deposits)

•              Deepen industry specialisation & geographic reach

•              Maintaining a balance between growth & risk management

•              Increase the focus on cross-selling a wider suite of products (leasing, FX, FP, risk)

SMALL BUSINESS BANKING

Key Priorities

•              Effective integration of strategy into branch activities including local business specialists

•              Product development & marketing campaigns

•              Develop centralised platform

•              Simplify processes and risk management to suit segment needs

A service proposition based on understanding customer needs

Service
Pyramid	What Customers Want	Initiatives

Exceed Expectations	• Proactive	• Outbound contact calling
	• Innovative & tailored solutions	• Development Capital
	• Trusted advisor	• Start up guide

Feeling Valued	• Personal touch	• “Your Team” / structured call program
	• Professional service	• Annual customer survey
	• Understand client & their business	• Industry Specialisation
	• Regular contact	• Esanda & FM specialists
	• Needs based solutions	• Invoice Finance
	• Eager to do business	• Product Partner Survey

Convenience	• Accessible	• Footprint strategy (People and Business Centres)
	• Know who to contact	• Broker proposition
	• Seamless interaction across BU’s	• Simplify statements
	• Geographic coverage	• Inbound calling

Reliability	• Competent & motivated staff	• Refining service proposition
	• Consistent performance	• Dorcas St. Business Centre
	• Sound systems	• 4 hour project
	• Deliver service as promised	• Graduate recruitment
	• Prompt issue resolution	• Development Sets for new staff

Wall Street to Main Street Strategy

•              The ‘Wall St’ strategy (WSTMS) is aimed at providing total capital solutions for mid-market and business banking clients.

•              It meets two of the main private company life-cycle needs, achieving growth or facilitating generational change

•              Few players (and no other banks) are contesting this market with a full range of solutions.  ANZ has a clear market leading position; melding the culture of traditional relationship bankers with the WSTMS specialists is not easily copied.

•              Our core advantage is our wide customer base

•              ANZ’s aim is to do a large number of small transactions (usually in range $5-10m, but occasionally larger).

•              This strategy also provides the impetus for up-tiering the quality of the dialogue we have with our customers.

•              There is significant profit embedded in existing deals that will be unlocked in future periods

Corporate Life Cycle and ‘Wall St to Main St’ Solutions

Strong position in Corporate segment

Strong Customer Satisfaction supporting Corporate proposition*

Strong credit quality driving low specific provisions

Share of Primary deposit balances*

Share of Primary lending balances*

*Source – Roberts Research

Business Banking – a good track record of financial performance and balance sheet growth

Strong NPAT growth

Strong revenue and controlled cost growth delivering good NPAT and CTI performances

*1H05 Annualised

Solid Lending & Deposit growth

Good Customer Growth

Strong Business Banking credit quality

Portfolio is well secured across different risk bands

Driving low Specific Provisions

(accounting for ~2% of FY04 Group Net SP’s)

Behavioural risk profiles remain low

% of customers exhibiting higher risk characteristics*

Strong Business Banking Cash Flow

(Est. % of GST payments from cash deposits)

*Drop in Mar ‘03 partly due to scorecard enhancement

**1H05 annualised

Simple growth strategy in Business Banking - key is execution

Business Banking has followed a structured and sustainable approach to achieving organic growth.  Its core components are outlined in the stylised model shown below:

•                  Geographic ‘footprint’ expansion has been a key plank in overall growth

•                  A strong customer proposition is important for both driving new customer acquisition and high retention

•                  Product mix and share of wallet (SOW) are key factors in profitability and investment decisions

•                  Set ‘leverage’ (cust. per RM set) is a key to maintaining our customer proposition and positioning for growth

•                  Specialist business strategies have proven very effective in winning new customers

We have continued to grow revenue whilst heavily investing in our footprint

•                        Footprint investment has generated good returns

•                        Revenue per FTE has increased in most regions

•                        Investment focus remains on high growth geographies i.e. WA, QLD

•                        De-leveraging of customer sets over recent years provides flexibility to respond to market conditions

BUSINESS BANKING REVENUE & FRONTLINE FTE GROWTH BY STATE

Esanda overview

Customer & Partner Relationships (#1)

•             Australian Auto Finance (300k customers)

•             650 dealers, 180 brokers & Direct Channels

Commercial Asset Finance (#1)

•             Vehicle & Equipment Finance (65k customers)

•             Direct Channel

Esanda FleetPartners (#3 Aust; #2 NZ)

•             Fleet Financing & Management in Aust & NZ; Novated Leases (40k units)

Savings & Investments (#1 debentures)

•             Esanda Debentures (150k customers)

•             Esanda Online Saver

UDC Finance (NZ - #1)

•             Equipment and vehicle Finance (60k customers)

•             UDC Debentures (50k customers)

Contribution to Group Cash NPAT*

*excl. significant items and incremental integration costs

We have improved our core business performance

•     We have delivered consistent NPAT growth through improving our core businesses

•     Cost to income reduced from ~50% to ~40% since 2000, despite increased investment in frontline FTE

•     Risk profile improved; specific provisions significantly reduced

•     ROE increased to ~ 24%, through increased focus on higher growth ROE markets

Efficiency dramatically improved

(Cost to Income)

Return on Equity increased

Retaining leadership is getting harder

•              Asset finance market undergone significant shifts in size and competitive intensity

•              Highly fragmented market with many new entrants and wide ranging strategies

•              Consolidators (eg. GE)

•              Monoliners (eg. Flexirent)

•              Captives (eg. BMW finance)

•              Market growth has slowed slightly in traditional asset finance businesses

Australian Asset Finance Market

Market share by Total Assets

Estimated consumer and commercial outstandings

Our strategic focus is on revenue growth, starting by strengthening our core businesses…

Responding to these pressures by re-doubling our focus on our core businesses and strengths

•                  Retention & acquisition in dealer & broker channels

•                  Growing phone & internet channels

•                  Leveraging ANZ for Commercial Asset Finance

•                  Sharpening our sales & pricing focus in Esanda FleetPartners. Entering Yellow Goods

•                  Expanding distribution channels for savings products

•                  Rebuilding sales model in UDC

Strong growth in flows through ANZ business banking channel (indexed)

Esanda Share of the Total Auto Finance Market (Consumer & Commercial)

…and then leveraging core capabilities to capture growth opportunities

New markets & channels

•              Enter the market for private sales of vehicles

•              Leverage ANZ product expertise through cross-selling activities

Growth asset classes

•              Expand Fleet capabilities into the Yellow Goods market

Markets requiring refined capabilities

•              Build non-prime auto finance business where we can price appropriately for the risk

•              Selectively use Esanda as ANZ’s second brand in lending and savings products

Summary

Growth	•	Opportunities identified to grow core businesses in Australia & NZ
	•	Unique ‘option’ value available to ANZ by having Esanda as second brand
	•	Goal: high single digit earnings growth to 2008

Transformation	•	Efficiency gains to fund frontline investment and market extensions while delivering high 30’s CTI
	•	Specialist product focus delivering simple, easy to use, products
	•	Strong partner and customer relationships built over 50 years
	•	Goal: Extend leadership in core segments

Appendix

Esanda’s history

Esanda Group – Business Overview

	C&PR	Commercial Asset Finance	Fleet Mgt Services(1)	Savings & Investments(1)	UDC Finance(1)

Business Profile

Auto finance to consumer & commercial customers via car dealerships, brokers and directly over the phone, internet & branches

Wholesale finance to dealers

Approximately 650 auto dealerships, 180 brokers and 300,000 customers

		Vehicle and equipment finance for commercial customers via direct sales force and broker network 40 person national sales team and 65,000 customers	Management and finance of fleets of passenger and heavy commercial vehicles Focus is medium sized fleets in Australia and small fleets in NZ Approximately 40,000 vehicles funded and managed	Largest issuer of debentures in Australia sold through ANZ branches and online with the Online Saver account Approximately 150,000 customers	Largest finance company in NZ Business spread across commercial customers, dealer finance, agriculture and vendors Approximately 60,000 lending and 50,000 savings customers

Market position	Number 1 auto financier in Australia • Largest footprint • Growing direct channel, albeit off a small base • Largest specialist asset finance broker footprint	• Largest vehicle and equipment financier to commercial customers	• Number 3 in Australian market and number 2 in NZ	• Number 1 in debenture category with 71% share	• Number 1 financier in NZ • Competition increasing

Competition in the Asset Finance market has intensified

Australian Asset Finance Market

Market share by Assets

Monoliners:

• Monoliner focusing on specific asset class (eg. IT), distribution channel (eg. Retail chains) or risk category (eg. Non-prime)

• High expertise in niche

• Low regulatory oversight

Banks or bank-owned:

• Able to leverage customer relationships

• Leverage product suite, particularly for consumers

• Inexpensive internal funding

• High regulatory oversight

Captives:

• Cross-subsidize interest rates with profits from product sales and have lower operating costs by bundling sales & finance processes

• Take on sub-economic or sub-prime financing to sell more products

Consolidators:

• Highly acquisitive

• Pursue asset growth and market position, possibly sacrificing short-term returns

• Leverage global expertise and relationships with global asset vendors

• Moderate regulatory oversight

* Loss of market share includes approximately 9% through the sale of AGC by Westpac to GE

Source: KPMG Financial Institutions Survey 1990, 2003; ASIC Accounts; Esanda Analysis

Esanda’s positioning is strong

Esanda 2004 Outstandings ($b)	Esanda Market Position (2004 ANZ Estimated Market Shares(1) and Market Positions)

(1)	By outstandings
(2)	UMV (used motor vehicles), NMV (new motor vehicles)
Source:	ABS, RBA, ANZ Business Unit Financial Statements, Esanda Data, ABA, GSD Analysis, Esanda, Team Analysis

5 months into National launch and momentum has been building for the Esanda Online Saver

• Esanda Online Saver launched nationally in April 2005

• Marketing campaign executed, resulting in increased Esanda brand awareness

• Strong use of website for all customer needs, resulting in reduced phone traffic

Esanda Online Saver FUM

$m

Source: Esanda finance team; Alison Hardacre

Institutional Division overview

Client Relationship Group

•                  Clients with turnover above A$150m

•                  ~ 1500 clients

Markets

•                  FX

•                  Capital Markets

•                  Commodities

Trade and Transaction Services

•                  Trade finance

•                  Transaction banking services for Institutional and Corporate clients

•                  Custody

Corporate & Structured Financing

•                  Project finance in Australia/NZ/Asia

•                  M&A advisory

•                  Alternative Assets

Contribution to Group Cash NPAT*

*excl. significant items and incremental integration costs

The market is growing, but intensely competitive…

Corporate debt trends

Reducing credit spreads have adversely impacted margins

…and the revenue drivers are changing

Industry revenue pools*

* Covers corporate and institutional revenue pools

During de-risking process, not enough focus on external market – no longer #1…

Lead Relationship Market Share (%)*

2002-2005

…           but a good base to build on*

•                  Strongest in relationship manager capability

•                  Strongest advisor in complex and structured finance products

•                  Best in understanding client funding and capital needs

•                  Best understanding of clients offshore banking needs

•                  Leader in Trade Finance services

•                  Strongest overall cross-sell

•                  Most widely used bank for interest rate derivatives

•                  Second in transactional banking

•                  Top 2 in FX coverage

*Peter Lee Associates survey, 2005

Step 1 - getting back in the finals…

Refocus

•      De-risking completed

•      Non-core activities sold

•      Tighten up strategic focus

•      Strong efficiency focus continues

Leverage our strengths

•      Strong historical relationships

•      Trade and Wall St to Main St – maintain momentum

•      Geography – only Australian bank with meaningful Asian network

•      Strong MIS

We’ve started growing again Net lending assets

Step 2 - winning back our #1 position

Building some essential capabilities

Right people

•                  retain and recruit key talent

•                  improve training

Right products

•                  build up debt capital markets and alternative asset capabilities

Right structure

•                  successful integration of capital markets and foreign exchange/commodity businesses

True product neutrality & client segmentation

•                  improve cross sell, reduce reliance on debt product

Product neutrality and customer segmentation

Some early successes

Wins in the market

•                  Capital markets league table improved to 8th from 12th* over past 12 months

•                  First Kangaroo Bond issue

•                  Sell down of Energy Infrastructure Trust

•                  Four PPP deals done including Royal Women’s Hospital

•                  Largest CMBS transaction in Australian market

•                  First significant reverse enquiry

•                  Cross sell evident in increased swaps activity with investor and borrower base

•                  Growth in total client return improving by approximately 10% from first half

Significant Hires

Successful in recent hires from major Australian competitors and from global investment banks

Bottom line – real momentum building!

*public debt non Government excluding self lead

Summary

Growth	• Continue momentum in areas like Trade and Wall St to Main St • Grow product range and alternative investment offerings • Goal: Earnings growth high single digits to 2008

Transformation

•     De-risking agenda behind us, renewed external focus

•      Leverage strong client relationships, build on underweight segments

•      Maintained focus on efficiency and risk management

•      Retain and recruit the right people

•      Goal: Regain lead bank position

Appendix

Recent Performance

Good NPAT growth after a period of flat earnings

Growth in higher quality assets…

…reflected in lower specific provisions

Our Organisation

Steve Targett is Group

Managing Director, Institutional

In this role, he oversees all businesses that deal with ANZ’s largest corporate and institutional customers.  This includes: Client Relationship Group, Trade and Transaction Services, Markets, and Corporate and Structured Financing.

Steve was previously Group Executive Director, Wholesale and International Banking for the Lloyds TSB Group.

Before that he held a number of senior executive positions with National Australia Bank including Chief Executive Officer, Europe. Steve also worked at ANZ in the 1990s, becoming General Manager, Japan, in 1996.

Institutional

•                  One client coverage team

•                  Three product areas delivering into it

•                  Three geographies

Business Unit Details – Client Relationship Group

Client Relationship Group provides customised products and financial service solutions to large corporate, multinational, institutional and government clients globally, typically with turnover of $150 million and above.  Our network includes representation in Australia, New Zealand, United States of America and throughout Asia and Europe.

Our business is segmented into seven specialist relationship teams organised along industry lines to ensure we have a detailed understanding of each segments’ unique requirements and associated challenges.

•                  Consumer and Services manages clients in the Retail, Distribution, Wholesale, Media and Entertainment and Diversified Services/Outsource Contractors industries

•                  Food, Beverages and Agribusiness manage customers involved in the production, transformation and provision of food, beverages, fibre and associated products/inputs

•                  Financial Institutions Group manage relationships with the Australian and NZ Public Sectors and the Financial Services Industry worldwide

•                  Industrials and Materials specialises in a number of industry groups including automotive, building materials, steel, pulp & paper products and chemicals

•                  Natural Resources manages Australian resources companies in the global mining, metals and oil and gas industries

•                  Property & Construction Finance specialises in the provision of construction, property development and investment finance

•                  Utilities, Transport and Healthcare manage customers in the utilities, transport and logistics, defence, infrastructure, telecommunications and healthcare industries

Business Unit Details – Trade and Transaction Services

Trade & Transaction Services’ (TTS) focus is on developing, managing and marketing financial products and services for ANZ’s customer relationships.

•                  Cash Management and Transaction Services assists clients to better manage their business by providing integrated cash management solutions

•                  Custodian Services offers services to domestic and overseas customers by acting as the guardians, or keepers, of our customer’s assets.

•                  International Payments and Clearing Services offers a range of clearing, reporting and account services to the consumer, small business, corporate and institutional banking segments.

•                  International Trade Finance offers a range of services including trade products and sales information to our Institutional, Corporate and Small Business customers

•                  Trade Service Delivery is responsible for both ANZ Bank’s global trade processing operations and for TradeCentrix, ANZ’s dedicated third party trade finance processing business with offices in Melbourne and Hong Kong.

Business Unit Details – Markets

Markets is a major participant in the financial markets providing specialist services in foreign exchange, capital markets, commodities, structured derivatives and interest rate services to organisations throughout the world. A focus on customers is at the heart of our business providing solutions to fit the needs of customers of all sizes, from small companies to the largest international corporations and investors.  The business offers a number of market-based products, including:

•                  Currency Trading involves risk management and price making in spot FX to both customer and interbank participants. The spot FX markets are volatile and operate on a 24-hour basis.

•                  Rates Trading is organised along maturity lines (short term and long term interest rates) and involves the risk management of all interest rate exposures generated from customer and interbank activity.

•                  Credit Trading includes functions principally involved in pricing and risk management of credit instruments including Government and Corporate Bonds, Commercial Paper and Credit Default Swaps.

•                  Structured Products is organised along product and client lines covering FX & Commodity derivatives, commodities trading, interest rate options trading and non-traditional risk activities.

These are supported by a sales area focused on the following areas:

•                  Institutional Sales provides specialist service to Institutional Banking customer segments depending on individual needs. The Institutional Sales teams are organised around customer segments such as Natural Resources; Food, Beverages & Agribusiness; Manufacturing, Consumer & Services; and Property, Utilities & Transport.

•                  Franchise Sales – multi skilled sales teams providing streamlined execution services to customer tiers - Corporate Banking, Rural/Business Banking/Private Banking, Retail FX and Interest Rate Investors.

•                  Investor Sales – providing specialist service to global investors, including Fund Managers and global Financial Institutions.

•                  Pacific - With a strong physical presence in ten Pacific countries (American Samoa, Cook Islands, East Timor, Fiji, Kiribati, PNG, Samoa, Solomon Islands, Tonga and Vanuatu), ANZ is the leading financial markets specialist in the Pacific. We provide FX, deposits and other specialist products such as FJD options.

•                  Asia - An integrated financial markets team with strong on the ground representation in nine Asian countries and regional coverage across all Asia, the team provides transactional, hedging and investment products, solutions and services across currency, rates and credit asset classes to a full set of customer segments- multinational corporations, financial institutions (bank and non-bank), local corporations and retail.

Business Unit Details – Corporate and Structured Financing

Corporate & Structured Financing offers comprehensive, tailored solutions to corporate and institutional banking customers. We provide advice in mergers and acquisitions, divestments, takeovers/defences, project finance, corporate restructuring, cross-border structures, privatisations and tailored strategic and financial advice in the following areas:

•                  Alternative Assets focuses on originating and structuring assets for investors. Alternative Assets includes ANZIS and Specialised funds

•                  Capital Solutions is a centre of innovation that focuses on complex multi-disciplinary product solutions and new product development.

•                  Debt Capital Markets is a single centre of excellence offers securitisation, bonds, US private placements and structured credit solutions

•                  Integrated Capital Solutions includes the following products:

•                  Private Equity offering equity solutions for businesses that are growing or facing a change in ownership

•                  Development Capital offering unique one-stop-shop capabilities combining equity and debt skills to smaller companies and smaller investment amounts (up to $3m)

•                  Corporate Leveraged Finance offering structured debt facilities to the mid-market, typically leveraging against cash flows and enterprise value of a business

•                  Mergers & Acquisitions (M&A) provides transaction and strategic advisory services through a team of 25 experienced executives operating globally. Our core business is the provision of advisory services throughout the M&A process from initial strategic advice through to investor communications on completion.

•                  Structured Debt is a centre of excellence offering Leasing and Structured Asset Finance, Leveraged Finance, Project Finance, Structured Export Finance and Syndications solutions

Geographies

Australia and New Zealand	• Leverage strong market position
• Better cross sell penetration into the franchise, growing Markets and bridge to investor opportunities

Asia	• Expand current foreign exchange/AUD-NZD platform
• Develop extension strategy for Asian local product
• Deepen share of client wallet

Northern Hemisphere	• Build a more effective Markets distribution capability to expand our product range to Financial Institutions and Hedge funds
• Maintain our touch points with Head Offices of multinationals in our key geographies

Asian network a significant competitive advantage

  MAINLAND CHINA

•                  Correspondent since 1948

•                  Australia’s only fully licensed foreign bank in China

  HONG KONG

•                  Leading AU/NZ bank

•                  Trade finance & FX

•                  Multinationals

  TAIWAN

•                  Trade Finance & FX

•                  Capital Markets

•                  Multinationals

  PHILIPPINES

•                  Top 10 foreign bank

•                  Trade Finance & FX

•                  Multinationals

  MALAYSIA

•                  Representative office

•                  Supporting ANZ network

•                  Trade finance

  SINGAPORE (HQ)

•                  Asian HQ

•                  Trade Finance & FX

•                  Multinationals

•                  Investment Banking

•                  Mergers & Acquisitions

•                  Private Banking

  SOUTH KOREA

•                  Trade Finance & FX

  JAPAN

•                  Leading AU/NZ bank

•                  Top 10 foreign bank

•                  Trade Finance & FX

•                  Foreign currency deposits

  VIETNAM

•                  Established 1993

•                  Leading foreign bank

•                  Strong personal banking

•                  Trade Finance & FX

  INDONESIA

•                  Commenced 1973

•                  Trade Finance, FX, MNC’s

•                  230,000 credit cards

  THAILAND

•                  Representative office

•                  Supporting ANZ network

•                  Trade finance

A Strong Position in New Zealand

•                  Gains have been made without leading the market down on price.

•                  #1 in Trade – share and satisfaction

•                  #1 in FX  – share and relationship

•                  #1 in Interest Rate Derivatives

•                  #1 in cross sell of syndications and bond originations.

•                  Achieved during a period of significant integration effort and relationship change.

Lead Domestic Relationship Bank

Institutional Relationship Strength Index

Source: Peter Lee Associates, Relationship Banking Survey

Institutional risk grade profile

Institutional -Outstandings

B+ to CCC	3.0%	3.2%	1.9%	1.8%
0.7%
Non Accrual	1.7%	1.6%	1.3%	1.1%
0.6%

* March 2005 & September 2004 includes NBNZ

Customer Satisfaction Indicators

ANZ satisfaction scores

Source: FI Metrix Global Banking Survey 2005

Highlights

•             Survey of International Financial Institutions rating the product and service quality of ANZ compared to other local banks

•             Respondents maintain relationships with an average of 3 Australian banks, one of which is ANZ for nearly all respondents

•             ANZ remained above average and ranks #1 on all measured performance factors

•             ANZ also improved in some categories in which the “all-bank average” fell

•             ANZ had a significant increase in satisfaction in terms of ‘RM Tenure’ and ‘Customer Service Quality’, but had a large decrease in satisfaction for ‘Competitive Pricing’

•             ANZ’s overall satisfaction is slightly lower than in 2004 (78% versus 80%) but is the only bank whose 2005 overall satisfaction level is not below the 2002 level and is significantly higher than any other bank

Staff Engagement

These engagement scores were recorded at a time of significant structural change in the business.  We are committed to improving the level of staff engagement to above the banking and finance average and have put in place a number of initiatives during 2005 to facilitate this

Substantial upside from moving some of these “nearly engaged” staff to “engaged” staff

Personal Division overview

Mortgages

•      ANZ Proprietary & Third Party mortgages

•      Origin Wholesale business

Banking Products

•      Transaction & deposit accounts, Margin Lending, Trustees

Consumer Finance

•      Credit Cards

•      Personal Lending

Regional & Rural

•      Commercial & Agri-products sold in Regional areas

•      Regional & Rural network

Retail banking

•      Metropolitan branch network

•      Financial Planning

Private Banking & INGA (excluding earnings on capital, goodwill, hedges etc) included in Personal Division financial performance for external reporting

Contribution to Group Cash NPAT*

*excl. significant items and incremental integration costs

Personal banking remains an attractive market

We are operating in a favourable credit growth environment	FY05 Credit Growth Forecasts (Aust.) • Mortgages 15% • Other Personal Credit 14% • Deposits 8.5%

Housing credit includes housing & other personal credit

Source – ANZ Economics

With a number of clear market segments

ANZ’s focus is on • Service driven prime and premium segment • Defending share via price as necessary • ‘Price’ is only one potential lever to secure premium customers

Customer insights drive our strategy

Key Decision Factors for Customers

(importance out of 10)

Why would customers choose to bank with ANZ??	People increasingly “time poor” – looking for convenient, simple solutions

Differentiating ANZ on “convenience and simplicity”

•    “More Convenient Banking”

•      $5 transaction account

•      24 x 7 Call Centre

•      “Bank of the Year”

•      New service channels e.g. brokers, Mortgage Solutions to extend reach

•      More branches & ATMs

We are building a sustainable competitive advantage…

•     leading main bank customer satisfaction

•     a highly engaged workforce

•     best-in-market product set – Personal Investor Bank of the Year last six years

•     investing in a strong brand

•     reducing support costs to invest in marketing and distribution

Leading major bank customers satisfaction#

Highly engaged workforce*

# Source: Roy Morgan Research – Main Financial Institution Satisfaction

% Satisfied (Very or Fairy Satisfied), 6 monthly moving average

* Hewitt Research

…that is delivering market share gains

ANZ is now the #3 Retail Bank in Australia
(share of Main Financial Institution*)	Delivering above system growth**

	Product	ANZ	System

	Mortgages	15%	~14%

	Cards	18%	~13%

	Retail Deposits	10%	~8%

* Source: Roy Morgan Research – Share of Main Financial Institution 12 monthly moving average

** 12 months to July 2005, mortgages data sourced from RBA

Our organic growth philosophy is simple…

1. Acquire New Customers

•                  understand customer needs

•                  expand footprint into growth areas

•                  focus on relationship drivers e.g. $5 account

•                  execute!

New Branch Openings in Growth Areas

15 new branches in FY05

Strong customer acquisition

(Access Accounts)

Increase customer awareness

~$4m spent on signage in FY05

2. Increase Share of Wallet

•                  engineer cross sell into front-end acquisition process

•                  build strong CRM “backend” sales capability

•                  grow financial planning footprint to drive JV FUM growth

•                  integrate cross sell into third party channels

Positive share of wallet trends

(Traditional Banking)*

% new customers taking a Mortgage plus 2 or more additional products

*Source: Roy Morgan Research – Traditional Banking 12 monthly moving average

3. Retain Customers

Engaged Staff
+
Deep Customer Insight
+
Market Leading Products
+
Increased convenience
+

Lowest propensity of majors to switch banks

Lowest propensity to defect*

*Roberts Research Group

We still have large growth opportunities

•                  89% of the market doesn’t bank with us…..yet!

•                  Improving our needs assessment and cross sell at point of sale

•                  Increasing share of wallet (“SOW”) with existing customers

•                  Increasing our footprint in high growth areas

•                  Extending our white labeling capabilities to new brands/segments

Significant upside in both customer numbers and SOW

Summary

Growth	• Building share, now #3 retail bank
• Expanding distribution footprint
• Deepening customer relationships
• Goal: Double digit earnings growth thru 2008

Transformation	• Strong and differentiated brand position: “More convenient banking”
• Specialist product focus delivering simple, award winning products
• Measured response to price-led competition; protecting our customer base
• Frontline investment funded through superior revenue growth and productivity gains
• Goal: Continued share growth towards #2 in Retail

Appendix

High performance staff engagement

Dramatic shift in staff satisfaction	Reflected in high performance
(“am I satisfied working at the ANZ?”)	staff engagement*

*in 2005 the Group shifted to measuring staff engagement, a more robust measure and closer aligned to shareholder value

We are continuing to improve our customer service

Risk of defection is falling*

(customers moved or seriously considering moving)

Branch wait times have shortened
(% customers served within 5 minutes)

Source: branches with Qmatic systems

Call handling in our Contact Centre has also improved

(% first point contact resolution)

Branch Mystery Shopping results are strong

(mystery shopping score)

Source: Gap Busters & CBS; Metro and Rural networks

Mortgage retail market share has grown

Australian Mortgage Lending

Source: ANZ Economics; RBA, Annual reports, (includes Equity lines)

ANZ Market Share

* “Mortgages Retail” represents ANZ branded mortgages sourced from our own distribution network and brokers. “Total Mortgages” includes white-labelled mortgages written through our Origin subsidiary

Mortgages Market Share

as at Mar 05

Source: RBA, Annual reports, includes Equity Lines

Mortgage product mix remains stable

Product Mix

* Based on half to date.

**Std Variable includes Equity Loans

Loan Size

Mortgage Sales & FUM growth remain strong

Monthly Sales

(ANZ Retail)

Annual Growth by State for Mortgages Retail

(12 month period ending June 05)

Monthly Prepayment Rates

(Payment in advance of schedule)

Mortgage Solutions Sales and FUM

ANZ network channels performing well

Mortgages Referrals – conversion rates remain at high levels

Mortgage Solutions Sales and FUM

ANZ Network accounts for majority of Home Loans

(Loans Outstanding)

Rollout of ANZ Mortgage Solutions Franchises

*2H05 to date

Origin remains an important part of Mortgage’s growth strategy

•                  Origin acts as a mortgage wholesaler by acquiring retail mortgages from Mortgage Managers and holding them on ANZ’s balance sheet or securitising them via the issuance of RMBS.

•                  Origin remains a sizeable part of ANZ Mortgages and generates returns above group average

•                  Origin is focused on maximising returns and growing FUM.

•                  Key focus for current market

•                  Origin continues to add new Mortgage Managers to the programme with 4 new managers added over the past 12 months;

•                  Product and service proposition is continually being improved (e.g. revised low doc, flexisaver product, internet banking);

•                  Automating key back-office processes to significantly reduce operational costs; and

•                  The loss of the AHL funding relationship was disappointing, however ANZ requires new business to generate acceptable returns

•                  Future opportunities

•                  Origin is seeking to develop new markets through extending its distribution via partnerships with organisations that have large customer bases and established brands.

Strong FUM growth from ANZ Online Saver

Minimal cannibalization with ANZ Online Saver (ave. monthly FUM)	Strong FUM and customer growth

Majority of FUM from competitor offerings

Solid Wealth Management distribution

Network Referrals

Referral Conversion Rate

Planner Numbers

Improved momentum in Insurance Risk Sales (3 monthly rolling average)

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
For Release: 15 September 2005	www.anz.com

ANZ Royal open for business in Cambodia

ANZ Royal Bank today officially launched its banking service in Cambodia providing customers with convenient access to modern banking products and services.

Ten months after ANZ and Royal Group announced their joint venture, ANZ Royal Bank has four branches in Phnom Penh and plans to open branches in Siem Reap and Battambang in the next six months.  ANZ also launched a number of new services, available in Cambodia for the first time.

•                  ANZ Royal Internet Banking for personal and business customers.

•                  Off-site ATMs - up to 16 initially - through an alliance with Caltex and Total service stations.

•                  Mobile phone top-ups via its ATM network in association with local partner Mobitel.

ANZ Group Managing Director Asia Pacific, Mr Elmer Funke Kupper said: “Since finalising the joint venture last November, we have built four branches, recruited and trained over 90 new staff members, installed a world-class banking system and created a new brand in Cambodia.

“To achieve all this in less than a year is a tribute to the work of our staff here in Cambodia and in Australia, and the ‘can-do’ attitude of our partner - the Royal Group.

“The results are already showing through after just a few weeks.  ANZ Royal has attracted over $USD31 million in deposits and opened accounts for over 1,300 customers, some of whom previously did not use the banking system,” Mr Funke Kupper said.

Neak Oknha Meng Kith, Chairman and Chief Executive Officer of Royal Group said: “This is a significant milestone for Royal Group and for Cambodia.  Together with ANZ we have established a modern payments system to meet the needs of local consumers, small businesses and tourists seeking safe and secure banking services.”

ANZ Royal Bank offers the following services:

•                  Consumer banking services including transaction accounts, term deposits and local and foreign currency deposits.

•                  Foreign exchange facilities.

•                  Small business banking services including cheque accounts, payroll facilities, overdrafts and business loans.

•                  Multinational and corporate banking relationship services including trade and treasury services.

•                  Electronic payment facilities for personal and business customers.

•                  Visa access via ATMs.

In coming months, these services will be expanded to included MasterCard access via ATMs, EFTPOS services and personal finance products.

The official opening, held at ANZ Royal’s flagship office at 20 Kramuon Sar Boulevard, was attended by His Excellency Chea Chanto, Governor of the National Bank of Cambodia; His Excellency Kong Vibol, First Secretary of State, Ministry of Economy and Finance; and His Excellency Pa So Cheat Vong, Vice Governor of Phnom Penh Municipality.

ANZ Royal has four branches in Phnom Penh.  The Independence Monument branch at 100 Preah Sihanouk Boulevard and the Riverside branch at 265 Sisowath Quay opened on 4 August. The Olympic branch at 361-363 Preah Sihanouk Boulevard and the flagship branch on the Russian Boulevard both opened on 5 September.  Each branch has a number of ATMs available 24 hours a day, 7 days a week.

For media enquiries, contact:

In Australia:	In Cambodia:

Kate Gore	Dean Cleland
Media Relations Manager	Chief Executive Officer
Tel: +61-3-9273 6190 or +61-409 655 551	ANZ Royal Bank
Email: gorek@anz.com	Tel: +855 12 333 265

Debasish Pattnaik
Director
Mobile: +855 12 801787
Email: bdr_debasish@royalgroup.com.kh

About Cambodia

The Asian Development Bank has forecast GDP growth for Cambodia of 6.3% in 2005 and 6.1% in 2006.

Cambodia’s banking system is at a very early stage of development.  At present the banking system has approximately 120,000 customers out of a population of more than 14 million offering a major opportunity to develop banking services as the economy grows.

The National Bank of Cambodia estimates that for every $1 deposited in bank accounts, over $10 is held informally.  Most transactions in Cambodia are in US denominated notes with gold and occasionally bartering also common methods of payment.  Significant purchases such as houses or cars are normally paid for with USD or gold. Most employers pay their staff in cash through armoured escorts.

Company Secretary’s Office

Level 6, 100 Queen Street

Melbourne VIC 3000

Phone 03 9273 6141

Fax 03 9273 6142

www.anz.com

ANZ StEPS – quarterly distribution

On 15 September 2005 ANZ paid the quarterly distribution on its ANZ Stapled Exchangeable Preferred Securities (ANZ StEPS) and set the Distribution Rate for the payment due on 15 December 2005.

The distribution paid for the quarter ended 15 September 2005 for each ANZ StEPS was based on a Distribution Rate of 6.6750% p.a. as announced on 16 June 2005.

The Distribution Rate for the quarter ending 15 December 2005 has been set in accordance with clause 3.1 of the Note Terms set out in the Prospectus dated 14 August 2003. The Distribution Rate was calculated as follows:

Market Rate (90 day bank bill rate as at 15 September 2005)	5.6267	% p.a.
Plus the initial margin	1.0000	% p.a.
Distribution Rate	6.6267	% p.a.

This distribution of $1.6521 for each ANZ StEPS will be paid on 15 December 2005 with the record date being 30 November 2005.

Timothy L’Estrange

Group General Counsel & Company Secretary
Australia and New Zealand Banking Group Limited

for and on behalf of

Australia and New Zealand Banking Group Limited and
ANZ Holdings (New Zealand) Limited

16 September 2005